UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

Commission file number: 001-39477

GLOBAL BLUE GROUP HOLDING AG

(Translation of registrant's name into English)

Zürichstrasse 38, 8306 Brüttisellen, Switzerland
+41 22 363 77 40

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No ☒

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K
This report on Form 6-K comprises of Global Blue Group Holding AG’s (‘the Company’ or ‘Global Blue’) interim report for the three and nine-month periods ended December 31, 2021.

INCORPORATION BY REFERENCE

This Report on Form 6-K (other than Exhibit 99.1 hereto) shall be deemed to be incorporated by reference into the registration statements on Form F-3 (No. 333-259200) and Form S-8 (No. 333-260108) of the Company and the prospectuses incorporated therein, and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                GLOBAL BLUE GROUP HOLDING AG

Date: March 4, 2021

/s/ Jacques Stern                                                                                    Jacques Stern           Chief Executive Officer

Forward-looking statements
Some of the statements contained in this Form 6-K constitute forward-looking statements that do not directly or exclusively relate to historical facts. You should not place undue reliance on such statements because they are subject to numerous uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control. Forward-looking statements include information concerning our possible or assumed future results of operations, including descriptions of our business strategy. These statements are often, but not always, made through the use of words or phrases such as “believe,” “anticipate,” “could,” “may,” “would,” “should,” “intend,” “plan,” “potential,” “predict,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are those described in discussions herein, and in the “Summary Risk Factors,” and in “Item 3. Key Information—D. Risk Factors” sections of our most recent Annual Report on Form 20-F/A filed with the Securities and Exchange Commission (the “SEC”) and incorporated herein by reference, and those described from time to time in our future reports to be filed with the SEC.
These risks could cause actual results to differ materially from those implied by forward-looking statements in this Form 6-K.
You are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We do not undertake any obligation to update or revise any forward-looking statements after the date of this Form 6-K, whether as a result of new information, future events or otherwise, except as required by law. In light of these risks and uncertainties, you should keep in mind that any event described in a forward-looking statement made in this Form 6-K or elsewhere might not occur.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our Unaudited Condensed Consolidated Interim Statements of Income, Statements of Comprehensive Income, Balance Sheets, Statements of Cash Flows and Statements of Equity for the three and nine months ended December 31, 2021 and Notes thereto included elsewhere in this Form 6‑K, and our annual report on Form 20‑F/A for the year ended March 31, 2021 as filed with the SEC on December 7, 2021 (the “Form 20‑F/A”). The following discussion contains statements of future expectations and other forward‑looking statements within the meaning of Section 27A of the Securities Act of 1933, or Section 21E of the Securities Exchange Act of 1934, each as amended, particularly in the sections “Business Overview” and “Liquidity and Capital Resources”. See “forward‑looking statements” above.

Our Management’s Discussion and Analysis of Financial Position and Results of Operations (“MD&A”) is provided in addition to the accompanying Unaudited Condensed Consolidated Interim Financial Statements (“Consolidated Financial Statements”) and notes to assist readers in understanding our results of operations, financial condition and cash flows. Our MD&A is organized as follows:

•Business Overview, a discussion of our business and overall analysis of financial and other relevant highlights for the three and nine months ended December 31, 2021 designed to provide context for the other sections of the MD&A, including our expectations for selected financial items.

•Other Developments.

•Results of Operations, containing a year-over-year and over two years (to compare vs. pre-Covid period) analysis of our financial results for the three and nine months ended December 31, 2021 as well as segment information.

•Liquidity and Capital Resources, presenting an analysis of changes in our balance sheets and cash flows, and discussing our financial condition and potential sources of liquidity.

•Banking Facilities and Loans, explaining the structure of the facilities in place, interest, main undertakings as well as to provide an overview of the supplemental liquidity facility

Business Overview
Global Blue Group Holding AG (‘the Company’ or ‘Global Blue’) serves as a strategic technology and payments partner to merchants. Global Blue established the concept of Tax Free Shopping (TFS) in Sweden in 1980 and has emerged as both a global leader (based on its share of the Tax Free Shopping Segment (TFSS)) and a pioneer in technology for Tax Free Shopping. Global Blue offers Added Value Payments Solutions (AVPS), including Dynamic Currency Conversion (DCC), for which Global Blue is a leading provider. Finally, Global Blue also offers Complementary Retail Tech Solutions (CRTS) following the business combinations with ZigZag Global, a leading e-commerce returns platform as well as with Yocuda, a leading eReceipts platform.

Segment Reporting
Global Blue separates its business into three segments: TFSS, AVPS and CRTS. Accordingly, its financial statements and other reporting information presented in this MD&A show TFSS, AVPS and CRTS as separate reporting segments, as well as describe the business as a whole.

Ukraine situation
The Russian government’s invasion in Ukraine has led to unprecedented levels of sanctions against Russia announced by several countries. This situation is expected to have a significant economic impact on Ukraine as well as Russian-based businesses and Russian individuals on the sanctions lists.
Global Blue’s direct exposure to both Russia and the Ukraine is limited, and at pre-Covid levels Russian-origin travelers’ TFSS SiS represented approximately 6% of total group’s SiS, while that of Ukrainian-origin travelers’ represented less than 1%. In parallel, Global Blue does not have any legal entity presence in the Ukraine, and the TFSS SIS (pre-Covid) from its Russian Joint venture amounted to less than 1% of total group’s SiS. Global Blue does not have any material facilities, equipment or other properties located in Russia or the Ukraine, and is not dependent on any Russian or Ukraine-based 3rd party contractors.
Given the evolving nature of the situation, the strong devaluation of the Russian Ruble (RUB), the imposed air traffic restrictions, the economic sanctions, potential limitations in our ability to provide our services and limits to our ability to receive payments, Global Blue expects TFSS SiS originating from Russia as an origin country to be highly impacted for the foreseeable future. As far as the impact on the region is concerned, Global Blue cannot accurately predict what the impact will be, but it is probable that travelers’ perceptions towards Ukraine-neighboring countries such as Poland, Slovakia, and Hungary may negatively impact their desire to travel to the region. Nevertheless, these countries represent less than 1% of Global Blue Group’s SiS (pre-Covid). In addition, there could also be a short-term negative perception by international travelers which could lead to reduction in long-haul travel to Europe, whose mid-term impact will depend on the duration of the conflict.
Considering all the above, the ultimate negative impact and the duration of such on Global Blue’s results from operations cannot be accurately quantified at this time.

COVID-19
A novel strain of coronavirus (with the resulting illness referred to as COVID-19), that was first identified in China in December 2019 and began to receive widespread international coverage in January 2020, has resulted in governments adopting preventative measures, businesses voluntarily choosing or being mandated to temporarily close their operations and limit business-related travel, and individuals deciding to postpone or cancel leisure travel on an unprecedented scale.
The COVID-19 outbreak and the related preventative measures, as well as the associated curtailment of international travel and diminished economic activity, have negatively impacted Global Blue’s business and results of operations and financial condition. Since early March 2020, when government travel restrictions have been generally implemented, international travel and extra-regional shopping sectors have experienced a significant reduction in activity. As a result of various waves of the COVID-19 outbreak cases worldwide and appearance of new variants of the virus, governments delayed their decisions to open the economy for travel, especially into the EU. Consequently, Global Blue’s Revenue for the financial year ended March 31, 2021 declined 89% versus prior year. Following the approvals of various COVID-19 vaccines, progressive vaccination and the introduction of the COVID-19 vaccination certificates, international travelling started to gradually re-open and consequently, shops started to see international travelers back requesting their Tax Free Forms, with the exception of Asia, where inbound and outbound travelling still observes a number of restrictions.

Global Blue monitors the levels of business recovery by looking at its Revenue levels compared to the same period of FY19/20 (pre-Covid) and neutralizing the effect of acquisitions. The Company is observing a noticeable recovery trend; as noted above, i) the Revenue for the financial year ended March 31, 2021 declined 89.4% versus FY19/20, ii) then, for the three months ended June 30, 2021 the Revenue decline vs. FY19/20 was 83.4%, iii) and for the three months ended September 30, 2021 the decline of Revenue softened to 78.9% and lately iv) for the three months ended December 31, 2021 the Revenue levels vs. FY19/20 have narrowed to a decline of 67.9%. The levels of recovery are however different between Europe and APAC. The Revenue in Europe, without the effect of acquisitions, for the three months ended December 31, 2021 versus FY19/20 declined 64.7% and for the nine months ended December 31, 2021 declined 76.7%. Revenue in APAC for the three months ended December 31, 2021 declined 79.3% and 78.8% for the nine months ended December 31, 2021 versus same period in FY19/20.
Our results of operations for the three and nine months ended December 31, 2021 continue to reflect the impact of the COVID-19 outbreak which started to affect our business from February 2020. The outbreak has had an evolving nature and has had a global reach, impacting international travel and extra-regional shopping sectors. The recent developments with the “Omicron” variant, whereby vaccinated and subsequently infected people experienced a period of isolation instead of hospitalization, triggered a wave of decisions by a number of western governments to relax or even remove the restrictive measures, which is still ongoing as of the issuance date of this report. All in all, the extent of the negative impacts and the duration of such negative impacts on Global Blue’s results of operations cannot be accurately quantified at this time but Management anticipates that Global Blue’s performance will continue to recover in line with or at a faster pace than the recent recovery trend fueled by easing of restrictions and pent-up demand.
As reported previously and for background, at the early stages of the outbreak, Global Blue has adopted a wide range of short-term measures that reduced its monthly cash expenditures while still maintaining core internal functions, serving clients who remained active while preserving the ability to ramp-up operations to capture volume when it starts to rebound. These short-term measures included the following impacts to personnel and non-personnel costs which are continuing:
•Personnel costs: Depending on the jurisdiction, Global Blue furloughed staff or has reduced working hours and, in parallel, has applied for employee salary support schemes introduced by certain governments. Such schemes allow companies to place employees on paid leave or on reduced working hours, with the difference to an employee’s ordinary salary being partially reimbursed by the respective government. In countries in which no such employee salary support schemes were available, Global Blue required personnel to take (partially paid or unpaid) leave or reduced its workforce. These personnel decisions varied based on function, country, and seniority. In addition, members of senior management agreed to temporary salary cuts.
•    Non-personnel costs: Global Blue renegotiated contracts with business partners and reduced local-level third-party employment or advisory services. Global Blue also prohibited any but essential business-related travel, reduced promotional activities and postponed non-strategic new technology expenditures. In addition, where available, Global Blue adhered to any tax holidays provided by relevant governments, allowing the Company to postpone certain tax payments.
For the financial year ended March 31, 2021 the Operating Expenses after excluding exceptional items (items which the board considers as not directly related to ordinary business operations and which are not included in the assessment of management performance), depreciation and amortization and volume related operating expenses (“Variable Adjusted Operating Expenses”) were reduced by EUR84.2 million or 53.1% to EUR74.3 million from EUR158.5 million for the financial year ended March 31, 2020 largely the result of the short-term measures implemented.
These short-term measures constituted the first phase of Fixed Adjusted Operating Expenses (Operating expenses excluding exceptional items and depreciation and amortization) reductions. The measures took advantage of various government support schemes, which in most cases have expired albeit some countries, such as Germany, still maintain them. Accordingly, a portion of the cost savings achieved by these short-term measures were limited in time, and consequently Global Blue gradually implemented the next phase of reductions in Fixed Adjusted Operating Expenses, which partially superseded the short-term measures. Once volumes return to pre-Covid levels, the level of annual long-term savings, excluding inflation, is expected to be EUR35 million, enabling the Company to operate with a materially lower cost structure.
The Fixed Adjusted Operating expenses excluding CRTS costs for the three months ended December 31, 2021 vs. two years ago (pre-Covid) decreased by 36.2% and for the nine months ended December 31, 2021 reduced by 41.8% vs. two years ago (pre-Covid). The trend in the reporting period is illustrative of the execution plan that gradually replaces the short-term by the long-term savings.

Key Performance Indicators
Global Blue regularly monitors the following key performance indicators to evaluate its business and trends, measure its performance, prepare financial projections and make strategic decisions. None of these key performance indicators are measures of financial performance under IFRS. Nevertheless, Global Blue believes that these key performance indicators provide an important indication of trends in its financial performance. There are limitations inherent to key performance indicators. In analyzing Global Blue’s future performance, investors should consider any key performance indicator together with the presentation of Global Blue’s results of operations and financial condition under IFRS, rather than as an alternative to IFRS financial measures.
The key performance indicators presented below have not been audited or reviewed by any auditor or other expert. The information used to calculate these key performance indicators is partly derived from management information systems. As these key performance indicators are defined by Global Blue’s management, they may not be comparable to similar terms used by other companies, which may limit their usefulness as comparative measures. Where possible, the measures are clearly defined and a reconciliation to IFRS measures is provided. Where adjustments or add-backs are included, it should not be construed as an inference that Global Blue’s future results will be unaffected by any of the adjusted items, or that Global Blue’s projections and estimates will be realized in their entirety or at all.

Sales in Store (SiS)
Total SiS represents the sum of TFSS SiS, AVPS SiS and CRTS SiS, which are:
•TFSS SiS represents the value (including VAT) of the goods purchased by the international shopper.
•AVPS SiS represents the value (including VAT) of the payments made by the international shopper.
•CRTS SiS represents the original value of the goods being returned by the online shopper.
The SiS performance has a direct link to the revenue performance, as detailed below in our results of operations. See “Results of Operations” for further details. The following table presents TFSS SiS, AVPS SiS, CRTS SiS and Total SiS for the three and nine months ended December 31, 2021, 2020 and 2019:

	Three Months Ended December 31			Nine Months Ended December 31
	2021	2020	2019	2021	2020	2019
	(in EUR billions)			(in EUR billions)
TFSS SiS	1.5	0.5	5.0	3.0	1.0	15.0
AVPS SiS	0.5	0.4	1.2	1.5	0.9	3.5
CRTS SiS	0.4	0.0	0.0	0.9	0.0	0.0
Total SiS	2.4	0.9	6.2	5.4	1.8	18.6

TFSS SiS
TFSS SiS increased by EUR1.0 billion or 211.8% to EUR1.5 billion for the three months ended December 31, 2021, from EUR0.5 billion for the three months ended December 31, 2020. This increase is mainly driven by relaxation of the COVID-19 restrictions which resulted in governments easing restriction measures, businesses gradually coming back to their normal levels of operations and allowing travel under certain conditions, in many countries conditional to a certificate of vaccination or COVID-19 test and tourists deciding to take the opportunity to do some leisure travel in an attempt to return to the new normal.
TFSS SiS decreased by EUR3.5 billion, or 70.0%, to EUR1.5 billion for the three months ended December 31, 2021, from EUR5.0 billion for the three months ended December 31, 2019. Despite the positive trend in the recovery rate, we continue to record a decrease vs. pre-Covid levels which is attributed to the outbreak of the COVID-19, which resulted in governments adopting preventative measures, businesses voluntarily choosing or being mandated to temporarily close their operations and limit business-related travel, and individuals deciding to postpone or cancel leisure travel on an unprecedented scale.
TFSS SiS increased by EUR2.1 billion or 214.8% to EUR3.0 billion for the nine months ended December 31, 2021, from EUR1.0 billion for the nine months ended December 31, 2020. As noted above, this increase is attributed to the relief of the COVID-19 travel restrictions where many countries and regions are no longer imposing quarantines, entry bans or other restrictions to travelers, in most cases, provided they have been vaccinated or tested negative against COVID-19.
TFSS SiS decreased by EUR12.0 billion, or 79.9%, to EUR3.0 billion for the nine months ended December 31, 2021, from EUR15.0 billion for the nine months ended December 31, 2019. This decrease is a reflection of the unprecedented travel restrictions put in place by most countries on inbound and outbound travel as an attempt to limit the spread of the SARS-CoV-2 virus albeit the severity of the decrease has been gradually reducing quarter-on-quarter as travel restrictions get relaxed across several countries, especially in Europe.

AVPS SiS
AVPS SiS increased by EUR0.2 billion or 46.5% to EUR0.5 billion for the three months ended December 31, 2021, from EUR0.4 billion for the three months ended December 31, 2020 and as noted above, performance is gradually improving as a result of vaccination roll-out, introduction of COVID-19 vaccination certificates and consequently international travelling slowly resuming.
AVPS SiS decreased by EUR0.6 billion, or 53.3% to EUR0.5 billion for the three months ended December 31, 2021, from EUR1.2 billion for the three months ended December 31, 2019, performance significantly declined following the outbreak of the COVID-19 pandemic due to all the travel restrictive measures put in place at an unprecedented scale.
AVPS SiS increased by EUR0.6 billion, or 69.1% to EUR1.5 billion for the nine months ended December 31, 2021, from EUR0.9 billion for the nine months ended December 31, 2020, performance is gradually improving as a result of the easing of entry restrictions in several destinations, assisted by vaccination certificates and/or negative tests.
AVPS SiS decreased by EUR2.1 billion, or 58.8% to EUR1.5 billion for the nine months ended December 31, 2021, from EUR3.5 billion for the nine months ended December 31, 2019, performance declined due to the above mentioned COVID-19 pandemic and consequent worldwide travel and social movement restrictions, vaccinations rates and traveler confidence.

CRTS SiS
CRTS SiS for the three months ended December 31, 2021 was EUR0.4 billion and for the nine months ended December 31, 2021 was EUR0.9 billion. These SiS resulted from the business combination with ZigZag Global and consequently, there is no historical data to compare with.

Certain Non-IFRS Financial Measures
Other metrics that management considers regarding the company’s results of operations are Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income (Group Share), and Adjusted Effective Tax Rate.
These non-IFRS measures are presented because they are used by management to monitor the underlying performance of Global Blue’s business and operations. In addition, these non-IFRS measures presented herein are measures commonly used in Global Blue’s industry and by analysts and investors as supplemental measures of performance. Additionally, these measures, when used in conjunction with related IFRS financial measures, provide investors with an additional financial analytical framework which management uses, in addition to historical operating results, as a basis for financial, operational and planning decisions and present measurements that third parties have indicated are useful in assessing Global Blue and its results.

These non-IFRS measures may not be indicative of Global Blue’s historical operating results nor are such measures meant to be predictive of Global Blue’s future results. These non-IFRS measures should be read in conjunction with the discussions under “Operating and Financial review and prospects”. Not all companies calculate non-IFRS measures in the same manner or on a consistent basis. As a result, these measures and ratios may not be comparable to measures used by other companies under the same or similar names. Accordingly, undue reliance should not be placed on the non-IFRS measures presented below.

Results of Operations
Comparison of Results of Operations for the three and nine months ended December 31, 2021, 2020 and 2019
The following tables and subsequent discussion summarizes our financial performance and certain operating results for the three and nine months ended December 31, 2021, 2020 and 2019:

	Three Months Ended December 31			Nine Months Ended December 31
	2021	2020 Restated	2019	2021 Restated	2020 Restated	2019
	(in EUR millions)			(in EUR millions)
Income Statement Data:
Total revenue	38.9	14.2	109.8	86.8	34.2	337.5
Of which: TFSS revenue	29.4	10.4	93.6	61.5	24.5	288.3
Of which: AVPS revenue	5.9	3.8	16.1	16.0	9.7	49.1
Of which: CRTS revenue	3.6	—	—	9.3	—	—
Operating expenses	(57.6)	(75.3)	(98.8)	(148.6)	(427.4)	(289.3)
Operating Profit/(Loss)	(18.7)	(61.1)	11.0	(61.8)	(393.2)	48.2
Finance Income	0.3	0.6	4.3	1.1	1.7	3.6
Finance Costs	(6.5)	(6.1)	(12.7)	(19.8)	(18.9)	(28.2)
Net finance costs	(6.2)	(5.4)	(8.4)	(18.7)	(17.2)	(24.6)
Profit/(Loss) before tax	(24.9)	(66.6)	2.6	(80.5)	(410.4)	23.5
Income tax benefit/(expense)	0.6	8.0	4.4	10.9	24.5	(4.6)
Profit/(Loss) for the period	(24.3)	(58.6)	6.9	(69.6)	(385.9)	18.9

Total revenue
Our Total revenue increased by EUR24.6 million or 173.5% to EUR38.9 million for the three months ended December 31, 2021, from EUR14.2 million for the three months ended December 31, 2020, as a result of the EUR18.9 million increase in TFSS revenue, a EUR2.1 million increase in AVPS revenue and EUR3.6 million increase in new revenue from the CRTS segment.
Our Total revenue decreased by EUR70.9 million or 64.6%, to EUR38.9 million for the three months ended December 31, 2021, from EUR109.8 million for the three months ended December 31, 2019, as a result of the EUR64.3 million decrease in TFSS revenue, EUR10.3 million decrease in AVPS revenue and EUR3.6 million increase in new revenue from CRTS.

Our Total revenue increased by EUR52.6 million or 153.5% to EUR86.8 million for the nine months ended December 31, 2021, from EUR34.2 million for the nine months ended December 31, 2020, as a result of the EUR37.0 million increase in TFSS revenue, a EUR6.3 million increase in AVPS revenue and EUR9.3 million increase in new revenue from CRTS.
Our Total revenue decreased by EUR250.7 million, or 74.3%, to EUR86.8 million for the nine months ended December 31, 2021, from EUR337.5 million for the nine months ended December 31, 2019, as a result of the EUR226.8 million decrease in TFSS revenue, EUR33.1 million decrease in AVPS revenue and EUR9.3 million increase in new revenue from CRTS.
The revenue of our TFSS reporting segment increased by EUR18.9 million or 181.4% to EUR29.4 million for the three months ended December 31, 2021, from EUR10.4 million for the three months ended December 31, 2020. This increase reflects the gradual recovery of the tourism industry as a result of vaccination roll-out and consequently, governments having had the conditions to gradually relax the travel restrictions during the reporting period.
The revenue of our TFSS reporting segment decreased by EUR64.3 million, or 68.6%, to EUR29.4 million for the three months ended December 31, 2021, from EUR93.6 million for the three months ended December 31, 2019. This decrease, largely in line with the decline of TFSS SiS, is linked to the disruption of the travel and tourism industry caused by the COVID-19 outbreak, however the severity and impact is gradually reducing as countries progressively relax or even remove those travel restrictions.
The revenue of our TFSS reporting segment increased by EUR37.0 million or 150.8% to EUR61.5 million for the nine months ended December 31, 2021, from EUR24.5 million for the nine months ended December 31, 2020. As noted above, this increase can be explained by the gradual recovery of the traveling and social movements consequence of countries relaxing the various restrictions put in place during the outbreak.
The revenue of our TFSS reporting segment decreased by EUR226.8 million, or 78.7%, to EUR61.5 million for the nine months ended December 31, 2021, from EUR288.3 million for the nine months ended December 31, 2019. This decrease, largely in line with the decline of TFSS SiS, is attributed to the unprecedented disruption of the travel and tourism industry caused by the COVID-19 outbreak.
The revenue of our AVPS reporting segment increased by EUR2.1 million or 56.2% to EUR5.9 million for the three months ended December 31, 2021, from EUR3.8 million for the three months ended December 31, 2020. This revenue increase is directionally in line with the AVPS SiS increase.
The revenue of our AVPS reporting segment decreased by EUR10.3 million, or 63.5%, to EUR5.9 million for the three months ended December 31, 2021, from EUR16.1 million for the three months ended December 31, 2019 also directionally in line with the development of the AVPS SiS for the same period.
The revenue of our AVPS reporting segment increased by EUR6.3 million or 65.1% to EUR16.0 million for the nine months ended December 31, 2021, from EUR9.7 million for the nine months ended December 31, 2020. This increase reflects the gradual improvement of travel conditions.
The revenue of our AVPS reporting segment decreased by EUR33.1 million, or 67.4%, to EUR16.0 million for the nine months ended December 31, 2021, from EUR49.1 million for the nine months ended December 31, 2019. As mentioned above and in line with the AVPS SiS performance for the same period, this decrease reflects the unprecedented travel restrictions put in place by most countries, in particular, in relation to interregional travelers limiting significantly the number of travelers spending abroad.
The revenue of our CRTS reporting segment was EUR3.6 million for the three months ended December 31, 2021. Revenue from this reporting segment is new to this current financial year as a result of the business combination with ZigZag Global in March 2021.

The revenue of our CRTS reporting segment was EUR9.3 million for the nine months ended December 31, 2021. As mentioned above the revenue from this reporting segment is new.

Operating expenses
The table below provides the key breakdown of the operating expenses:

	Three Months Ended December 31			Nine Months Ended December 31
	2021	2020 Restated	2019	2021 Restated	2020 Restated	2019
	(in EUR millions)			(in EUR millions)
Total operating expenses	(57.6)	(75.3)	(98.8)	(148.6)	(427.4)	(289.3)
Amortization of intangible assets acquired through business combinations	(8.8)	(18.6)	(18.6)	(38.8)	(55.9)	(55.8)
Other Depreciation and amortization	(10.1)	(10.1)	(10.1)	(30.3)	(31.3)	(27.8)
Depreciation and amortization	(19.0)	(28.8)	(28.7)	(69.2)	(87.2)	(83.6)
Exceptional items	(3.0)	(23.5)	(3.8)	15.2	(277.7)	(13.0)
Adjusted Operating expenses (excluding exceptional items and depreciation and amortization)	(35.6)	(23.1)	(66.3)	(94.6)	(62.6)	(192.8)
Variable Adjusted Operating expenses	(7.4)	(3.3)	(25.6)	(18.7)	(6.5)	(72.4)
Fixed Adjusted Operating expenses	(28.2)	(19.8)	(40.7)	(75.9)	(56.0)	(120.4)

Depreciation and amortization
Our depreciation and amortization decreased by EUR9.8 million, or 34.0%, to EUR19.0 million for the three months ended December 31, 2021, from EUR28.8 million for the three months ended December 31, 2020.
Our depreciation and amortization decreased by EUR9.7 million, or 33.8%, to EUR19.0 million for the three months ended December 31, 2021, from EUR28.7 million for the three months ended December 31, 2019.
Our depreciation and amortization decreased by EUR18.0 million, or 20.7%, to EUR69.2 million for the nine months ended December 31, 2021, from EUR87.2 million for the nine months ended December 31, 2020.
Our depreciation and amortization decreased by EUR14.5 million, or 17.3%, to EUR69.2 million for the nine months ended December 31, 2021, from EUR83.6 million for the nine months ended December 31, 2019.
Our amortization of intangible assets acquired through business combinations decreased by EUR9.8 million or 52.6%, to EUR8.8 million for the three months ended December 31, 2021, from EUR18.6 million for the three months ended December 31, 2020. This decrease is due to the Currency Select Intangible Asset and some of Global Blue’s Customer Relationship assets acquired through business combinations having reached the end of their useful lives, partially offset by new amortization on assets from the ZigZag Global acquired business.

Our amortization of intangible assets acquired through business combinations decreased by EUR9.8 million or 52.5% to EUR8.8 million for the three months ended December 31, 2021, from EUR18.6 million for the three months ended December 31, 2019. As per above, this decrease is due to the Currency Select Intangible Asset acquired through the business combination as well as certain Global Blue Customer Relationship assets having reached their useful lives, partially offset by new amortization on assets from the ZigZag Global acquired business.
Our amortization of intangible assets acquired through business combinations decreased by EUR17.1 million or 30.5%, to EUR38.8 million for the nine months ended December 31, 2021, from EUR55.9 million for the nine months ended December 31, 2020 and drivers are the same as for the quarter.
Our amortization of intangible assets acquired through business combinations decreased by EUR17.0 million or 30.5% to EUR38.8 million for the nine months ended December 31, 2021, from EUR55.8 million for the nine months ended December 31, 2019 and drivers are the same as for the quarter.
Our other depreciation and amortization remained flat at EUR10.1 million for the three months ended December 31, 2021 and for the three months ended December 31, 2020 as the levels of investments ramp up reached the planned level and consequently the level of depreciation and amortization stabilized.
Our other depreciation and amortization remained flat at EUR10.1 million for the three months ended December 31, 2021 and for the three months ended December 31, 2019, as per above, the level of investments stabilized driving stable depreciation and amortization.
Our other depreciation and amortization decreased by EUR1.0 million, or 3.1%, to EUR30.3 million for the nine months ended December 31, 2021, from EUR31.3 million for the nine months ended December 31, 2020. This was driven by the decrease in depreciation charges linked to lease contracts as part of the Company’s objective to reduce operational expenses.
Our other depreciation and amortization increased by EUR2.6 million, or 9.2%, to EUR30.3 million for the nine months ended December 31, 2021, from EUR27.8 million for the nine months ended December 31, 2019. This increase was also primarily due to the increased investment in technology in the prior financial years, consistent with the management team’s focus on digital innovation.

Exceptional items
Our exceptional items amounted to an expense of EUR3.0 million for the three months ended December 31, 2021. The expenses were mostly driven by i) Share based payments expenses of EUR1.3 million, ii) Corporate restructuring expenses of EUR0.8 million related to the ZigZag Global and Yocuda acquisitions and iii) Change in fair value of warrants of EUR0.6 million. See “Warrants” for further details.
Our exceptional items amounted to an expense of EUR23.5 million for the three months ended December 31, 2020. The expenses relate mainly to charges of i) Change in fair value of warrants of EUR14.7 million, ii) Business restructuring expenses of EUR3.5 million associated with severance and restructuring costs as the Company is implementing longer-term reductions of Fixed Adjusted Operating Expenditures as short-term measures (government support) gradually started to be phased out and iii) Impairment costs of EUR2.7 million of which EUR2.4 million relates to UK TFS discontinuation and EUR0.3 million to write-offs of capitalized projects.
Our exceptional items amounted to an expense of EUR3.8 million for the three months ended December 31, 2019 includes expenses related to the Share based payments plan of EUR1.9 million, which is a non-cash share-based revaluation charge for change in fair value of the liability for share-based payments recognized according to IFRS 2.
Our exceptional items amounted to a benefit in the amount of EUR15.2 million for the nine months ended December 31, 2021. The positive effect corresponds mainly to i) a gain of EUR13.2 million for the Change in fair value of warrants, ii) EUR9.4 million of Other exceptional items which includes EUR9.6 million release of an Earn-out provision linked to the business combination with ZigZag Global. This is partially offset by iii) Share based payments charge of EUR2.5 million iv) Corporate restructuring expenses of EUR2.4 million linked to put option valuation related to the business combination with Yocuda and v) Business restructuring expenses of EUR1.1 million of which EUR1.0 million is associated with severance and restructuring costs as the Company has begun implementing long-term reductions, as mentioned above.
Our exceptional items were an expense in the amount of EUR277.7 million for the nine months ended December 31, 2020. These expenses correspond to charges incurred associated with the capital reorganization and subsequent merger with FPAC of EUR250.1 million (included a non-cash issuance charge of EUR135.3 million which represents the difference in the fair value of equity instruments held by FPAC stockholders over the fair value of identifiable net assets of FPAC, a non-cash share-based revaluation charge of EUR59.7 million upon conversion of previously cash-settled plans to equity-settled plans, the write-off of historical capitalized debt refinancing costs EUR8.1 million and IFRS 9 conversion unwinding credit amount of EUR3.6 million, a transaction bonus of EUR6.0 million and advisory expenses associated with the transaction of EUR44.5 million), Change in fair value of warrants of EUR12.8 million and Business restructuring expenses of EUR9.8 million associated with severance and restructuring costs as the Company has begun implementing long-term reductions, as mentioned above.
Our exceptional items were an expense in the amount of EUR13.0 million for the nine months ended December 31, 2019, of which i) EUR6.7 million were related to Corporate restructuring expenses and ii) EUR3.1 million Share based payments.

Adjusted Operating expenses (excluding exceptional items and depreciation and amortization)
Our Adjusted Operating expenses (excluding exceptional items and depreciation and amortization) increased by EUR12.5 million, or 54.3%, to EUR35.6 million for the three months ended December 31, 2021, from EUR23.1 million for the three months ended December 31, 2020. This increase is mainly attributable to EUR4.0 million increase of Variable Adjusted Operating expenses driven by increased volumes and EUR8.5 million or 42.9% increase in Fixed Adjusted Operating expenses, of which EUR2.3 million are incremental fixed costs due to the business combination of ZigZag Global.
Our Adjusted Operating expenses (excluding exceptional items and depreciation and amortization) decreased by EUR30.7 million, or 46.3%, to EUR35.6 million for the three months ended December 31, 2021, from EUR66.3 million for the three months ended December 31, 2019. The decrease is attributable to EUR18.3 million or 71.3% decrease (79.8% decrease if excluding the impact of ZigZag Global) of Variable Adjusted Operating expenses mainly driven by volume-related costs and EUR12.5 million or 30.6% decrease (36.2% decrease if excluding the impact of ZigZag Global) in Fixed Adjusted Operating expenses due to the cost savings program implemented by management as a result of the COVID-19 outbreak.
Our Adjusted Operating expenses (excluding exceptional items and depreciation and amortization) increased by EUR32.1 million, or 51.2%, to EUR94.6 million for the nine months ended December 31, 2021, from EUR62.6 million for the nine months ended December 31, 2020. This increase is mainly attributable to EUR12.2 million increase of Variable Adjusted Operating expenses driven by increased volumes and EUR19.9 million or 35.5% increase in Fixed Adjusted Operating expenses, of which EUR5.8 million are incremental fixed costs due to the business combination of ZigZag Global.
Our Adjusted Operating expenses (excluding exceptional items and depreciation and amortization) decreased by EUR98.1 million, or 50.9%, to EUR94.6 million for the nine months ended December 31, 2021, from EUR192.8 million for the nine months ended December 31, 2019. The decrease is attributable to EUR53.7 million or 74.1% decrease (82.5% decrease if excluding the impact of ZigZag Global) of Variable Adjusted Operating expenses mainly driven by volume-related costs and EUR44.5 million or 36.9% decrease (41.8% decrease if excluding the impact of ZigZag Global) in Fixed Adjusted Operating expenses due to the cost savings program implemented by management as a result of the COVID-19 outbreak.
Our Variable Adjusted Operating expenses (excluding exceptional items, amortization of intangible assets acquired through business combinations and other depreciation and amortization) increased by EUR4.0 million, or 122.3% to EUR7.4 million for the three months ended December 31, 2021, from EUR3.3 million for the three months ended December 31, 2020. This is mainly attributed to the increase in volumes in the same period.
Our Variable Adjusted Operating expenses (excluding exceptional items, amortization of intangible assets acquired through business combinations and other depreciation and amortization) decreased by EUR18.3 million, or 71.3% to EUR7.4 million for the three months ended December 31, 2021, from EUR25.6 million for the three months ended December 31, 2019. These volume-driven expenses decreased largely in line with Revenue, which decreased 64.6%.
Our Variable Adjusted Operating expenses (excluding exceptional items, amortization of intangible assets acquired through business combinations and other depreciation and amortization) increased by EUR12.2 million, or 185.9% to EUR18.7 million for the nine months ended December 31, 2021, from EUR6.5 million for the nine months ended December 31, 2020. This increase is largely explained by the increase in revenues.
Our Variable Adjusted Operating expenses (excluding exceptional items, amortization of intangible assets acquired through business combinations and other depreciation and amortization) decreased by EUR53.7 million, or 74.1% to EUR18.7 million for the nine months ended December 31, 2021, from EUR72.4 million for the nine months ended December 31, 2019. These volume-driven expenses decreased in accordance with Revenue, which decreased 74.3%.
Our Fixed Adjusted Operating expenses (excluding exceptional items, amortization of intangible assets acquired through business combinations and other depreciation and amortization) increased by EUR8.5 million or 42.9%, to EUR28.2 million for the three months ended December 31, 2021, from EUR19.8 million for the three months ended December 31, 2020. In the same period and upon neutralizing the effect of the new costs from ZigZag Global, the Fixed Adjusted Operating expenses have increased 31.4%. As noted above, the short term cost saving measures applied by management gradually started to reduce (which depending upon the country, the staff furloughing initiatives are recorded in our financial statements as reducing personnel costs, or full personnel costs being partially offset by the receipt of the government grants) and are gradually being replaced by longer-term measures which offset only partially the benefits from the short-term measures.
Our Fixed Adjusted Operating expenses (excluding exceptional items, amortization of intangible assets acquired through business combinations and other depreciation and amortization) decreased by EUR12.5 million, or 30.6% (without ZigZag Global costs, they decreased 36.2%), to EUR28.2 million for the three months ended December 31, 2021, from EUR40.7 million for the three months ended December 31, 2019. These savings are a result of the combination of short and longer term cost saving measures put in place by the management as a consequence of the significant financial impact caused in the Company as a result of the COVID-19 outbreak.
Our Fixed Adjusted Operating expenses (excluding exceptional items, amortization of intangible assets acquired through business combinations and other depreciation and amortization) increased by EUR19.9 million or 35.5%, to EUR75.9 million for the nine months ended December 31, 2021, from EUR56.0 million for the nine months ended December 31, 2020. In the same period and upon neutralizing the effect of the new costs from ZigZag Global, the Fixed Adjusted Operating expenses have increased 25.1%. As noted above, the short term cost saving measures applied by management gradually started to reduce (which depending upon the country, the staff furloughing initiatives are recorded in our financial statements as reducing personnel costs, or full personnel costs being partially offset by the receipt of the government grants) and are gradually being replaced by longer-term measures which offset only partially the benefits from the short-term measures..
Our Fixed Adjusted Operating expenses (excluding exceptional items, amortization of intangible assets acquired through business combinations and other depreciation and amortization) decreased by EUR44.5 million, or

36.9% (without the costs related to ZigZag Global they decreased 41.8%), to EUR75.9 million for the nine months ended December 31, 2021, from EUR120.4 million for the nine months ended December 31, 2019. These savings are a result of the combination of short and longer term cost saving measures put in place by the management as a consequence of the significant financial impact caused in the Company as a result of the COVID-19 outbreak.

Net finance costs
Our net finance costs increased by EUR0.7 million, or 13.6%, to EUR6.2 million for the three months ended December 31, 2021, from EUR5.4 million for the three months ended December 31, 2020, mainly due increase to debt costs linked to higher leverage ratio.
Our net finance costs decreased by EUR2.3 million, or 26.8%, to EUR6.2 million for the three months ended December 31, 2021, from EUR8.4 million for the three months ended December 31, 2019, mainly due to the more favorable interest conditions under the new financing facility of senior debt.
Our net finance costs increased by EUR1.5 million, or 10.0%, to EUR18.7 million for the nine months ended December 31, 2021, from EUR17.2 million for the nine months ended December 31, 2020, mainly due to less favorable foreign exchange results and higher interests costs on senior debt due to higher leverage ratio.
Our net finance costs decreased by EUR5.9 million, or 24.0%, to EUR18.7 million for the nine months ended December 31, 2021, from EUR24.6 million for the nine months ended December 31, 2019, mainly due to the more favorable interest conditions under the new financing facility of senior debt.

Income tax benefit/(expense)
Our income tax benefit changed by EUR7.4 million to a benefit of EUR0.6 million for the three months ended December 31, 2021, compared with a benefit of EUR8.0 million for the three months ended December 31, 2020. This benefit is largely driven by reduced deferred tax assets linked to improvements on Earning Before Taxes and reduced amortization on intangible assets acquired through business combinations.
Our income tax expense changed by EUR3.8 million to a benefit of EUR0.6 million for the three months ended December 31, 2021, compared with an benefit of EUR4.4 million for the three months ended December 31, 2019. The difference between the two periods is mainly attributable to the decline in Earnings Before Tax as a result of the adverse financial impact caused by the COVID-19 outbreak and reduced amortization on intangible assets acquired through business combinations.
Our income tax benefit changed by EUR13.6 million to a benefit of EUR10.9 million for the nine months ended December 31, 2021, compared with a benefit of EUR24.5 million for the nine months ended December 31, 2020. As noted above, this benefit driven by reduced deferred tax assets linked to improvements on Earning Before Taxes as well as lower amortization on intangible assets acquired through business combinations.
Our income tax expense changed by EUR15.5 million to a benefit of EUR10.9 million for the nine months ended December 31, 2021, compared with an expense of EUR4.6 million for the nine months ended December 31, 2019. As noted previously, the deviation between the two periods is mainly attributable to the decline in Earnings Before Tax as a result of the adverse financial impact caused by the COVID-19 outbreak and reduced amortization on intangible assets acquired through business combinations.

Non-IFRS Measures
The table below provides a reconciliation between Profit/(Loss) and Adjusted EBITDA:

	Three Months Ended December 31			Nine Months Ended December 31
	2021	2020 Restated	2019	2021 Restated	2020 Restated	2019
	(in EUR millions)			(in EUR millions)
Profit/(Loss) for the period	(24.3)	(58.6)	6.9	(69.6)	(385.9)	18.9
Profit/(Loss) Margin (%)	(N/A)	(N/A)	6.3%	(N/A)	(N/A)	5.6%
Income tax benefit/(expense)	0.6	8.0	4.4	10.9	24.5	(4.6)
Net finance costs	(6.2)	(5.4)	(8.4)	(18.7)	(17.2)	(24.6)
Exceptional items	(3.0)	(23.5)	(3.8)	15.2	(277.7)	(13.0)
Depreciation and amortization	(19.0)	(28.8)	(28.7)	(69.2)	(87.2)	(83.6)
Adjusted EBITDA	3.3	(8.9)	43.4	(7.8)	(28.3)	144.7
Adjusted EBITDA Margin (%)	8.4%	(N/A)	39.6%	(N/A)	(N/A)	42.9%

Adjusted EBITDA
Our Adjusted EBITDA increased by EUR12.1 million to a profit of EUR3.3 million for the three months ended December 31, 2021 from a EUR8.9 million loss for the three months ended December 31, 2020. This performance is driven by an increase of Revenue of EUR24.6 million linked to the gradual recovery of the travel and tourism sector partially offset by lower savings in operating expenses, as noted above.
Our Adjusted EBITDA decreased by EUR40.2 million, to a profit of EUR3.3 million for the three months ended December 31, 2021, from a EUR43.4 million profit for the three months ended December 31, 2019. This was due to a EUR70.9 million decrease in Revenue linked to the COVID-19 outbreak but partially offset by a EUR30.7 million decrease in Adjusted Operating expenses (excluding exceptional items and depreciation and amortization) due to lower volumes as well as the cost saving measures put in place by the Management.
Our Adjusted EBITDA increased by EUR20.5 million to a EUR7.8 million loss for the nine months ended December 31, 2021 from a EUR28.3 million loss for the nine months ended December 31, 2020. As noted above, improvements in performance are primarily driven by an increase of Revenue of EUR52.6 million linked to reduce or even removal of travel restrictions, mainly in Europe.
Our Adjusted EBITDA decreased by EUR152.6 million, to a EUR7.8 million loss for the nine months ended December 31, 2021, from a EUR144.7 million profit for the nine months ended December 31, 2019. This was mainly due to a EUR250.7 million decrease in Revenue linked to the COVID-19 outbreak and this impact was partially offset by a EUR98.1 million reduction in Adjusted Operating expenses (excluding exceptional items and depreciation and amortization), in part due to lower volumes and in part due to cost saving measures put in place by management.

	Three Months Ended December 31			Nine Months Ended December 31
	2021	2020	2019	2021	2020	2019
	(in EUR millions)			(in EUR millions)
TFSS Adjusted EBITDA	17.2	2.7	55.1	29.8	2.1	176.1
AVPS Adjusted EBITDA	2.9	1.1	8.0	7.8	3.8	26.9
CRTS Adjusted EBITDA	(0.8)	—	—	(2.6)	—	—
Unallocated costs	(16.1)	(12.6)	(19.6)	(42.8)	(34.2)	(58.4)
Total Adjusted EBITDA	3.3	(8.9)	43.4	(7.8)	(28.3)	144.7

Adjusted EBITDA for our TFSS and AVPS reporting segments were both positive EUR17.2 million and EUR2.9 million, respectively, and negative EUR0.8 million for our new CRTS reporting segment, for the three months ended December 31, 2021. Additionally, there were EUR16.1 million of unallocated costs, which are kept at group level and not allocated to our three reporting segments.
Adjusted EBITDA for our TFSS and AVPS reporting segments were both positive EUR2.7 million and EUR1.1 million, respectively, for the three months ended December 31, 2020. Additionally, EUR12.6 million of unallocated costs, which are kept at group level and not allocated to our reporting segments.
Adjusted EBITDA for our TFSS and AVPS reporting segments were both positive EUR55.1 million and EUR8.0 million, respectively, for the three months ended December 31, 2019. Additionally, EUR19.6 million of unallocated costs, which are kept at group level and not allocated to our reporting segments.
Adjusted EBITDA for our TFSS and AVPS reporting segments were both positive EUR29.8 million and EUR7.8 million, respectively, and negative of EUR2.6 million for our new CRTS reporting segment, for the nine months ended December 31, 2021. Additionally, EUR42.8 million of unallocated costs, which are kept at group level and not allocated to our three reporting segments.
Adjusted EBITDA for our TFSS and AVPS reporting segments were both positive EUR2.1 million and EUR3.8 million, respectively, for the nine months ended December 31, 2020. Additionally, EUR34.2 million of unallocated costs, which are kept at group level and not allocated to our reporting segments.
Adjusted EBITDA for our TFSS and AVPS reporting segments were both positive EUR176.1 million and EUR26.9 million, respectively, for the nine months ended December 31, 2019. Additionally, EUR58.4 million of unallocated costs, which are kept at group level and not allocated to our reporting segments.

Adjusted Net Income/(Loss) (Group Share)

	Three Months Ended December 31			Nine Months Ended December 31
	2021	2020 Restated	2019	2021 Restated	2020 Restated	2019
	(in EUR millions)			(in EUR millions)
Profit/(loss) attributable to owners of the parent	(24.6)	(58.5)	5.5	(70.3)	(384.8)	13.7
Exceptional items	3.0	23.5	3.8	(15.2)	277.7	13.0
Amortization of intangible assets acquired through business combinations	8.8	18.6	18.6	38.8	55.9	55.8
Tax effect of adjustments	(1.2)	(4.5)	(9.0)	(7.0)	(12.8)	(16.6)
Adjusted Net Income/(Loss) (Group Share)	(14.0)	(20.9)	18.8	(53.7)	(64.0)	65.9
Our Adjusted Net Income/(Loss) (Group Share) improved by EUR6.9 million to a EUR14.0 million loss for the three months ended December 31, 2021, from a EUR20.9 million loss for the three months ended December 31, 2020.
Our Adjusted Net Income/(Loss) (Group Share) declined by EUR32.8 million to a EUR14.0 million loss for the three months ended December 31, 2021, from a EUR18.8 million profit for the three months ended December 31, 2019, as a result of the preceding movements.
Our Adjusted Net Income/(Loss) (Group Share) improved by EUR10.3 million to a EUR53.7 million loss for the nine months ended December 31, 2021, from a EUR64.0 million loss for the nine months ended December 31, 2020.
Our Adjusted Net Income/(Loss) (Group Share) declined by EUR119.6 million to a EUR53.7 million loss for the nine months ended December 31, 2021, from a EUR65.9 million profit for the nine months ended December 31, 2019, as a result of the preceding movements.

Adjusted Effective Tax Rate

Adjusted Effective tax rate, defined as the income tax benefit/(expense) adjusted for tax effect of adjustments (i. Deferred Income Tax on Amortization of intangible assets acquired through business combinations, ii. Income Tax effect on Exceptional items and iii. Exceptional Tax Items (mainly corporate income tax not related to the period)) divided by the adjusted profit/(loss) before tax.

	Three Months Ended December 31			Nine Months Ended December 31
	2021	2020 Restated	2019	2021 Restated	2020 Restated	2019
	(in EUR millions)			(in EUR millions)
(i) Income tax benefit/(expense)	0.6	8.0	4.4	10.9	24.5	(4.6)
Tax effect of adjustments	(1.2)	(4.5)	(9.0)	(7.0)	(12.8)	(16.6)
(ii) Adjusted tax expenses	(0.6)	3.5	(4.7)	3.9	11.7	(21.2)
(iii) Profit/(Loss) before tax	(24.9)	(66.6)	2.6	(80.5)	(410.4)	23.5
Exceptional Items	3.0	23.5	3.8	(15.2)	277.7	13.0
Amortization of intangible assets acquired through business combinations	8.8	18.6	18.6	38.8	55.9	55.8
(iv) Adjusted Profit/(Loss) before tax	(13.0)	(24.4)	24.9	(56.9)	(76.8)	92.3
(i)/(iii) Effective Tax Rate (%)	2.3%	12.0%	(169.7)%	13.5%	6.0%	19.5%
(ii)/(iv) Adjusted Effective Tax Rate (%)	(4.8)%	14.3%	18.7%	6.8%	15.2%	23.0%
Our Adjusted Effective Tax Rate is (4.8)% for the three months ended December 31, 2021, down from 14.3% for the three months ended December 31, 2020. The lower adjusted effective tax rate for the three months ended December 31, 2021 compared to the adjusted effective tax rate for the three months ended December 31, 2020 is mainly driven by certain group entities whose corporate tax rates are above group average and became more profitable during the period.
Our Adjusted Effective Tax Rate is (4.8)% for the three months ended December 31, 2021, down from 18.7% for the three months ended December 31, 2019. This change is mainly attributable to interest costs being capped in certain countries impacting tax deductibility as well as the increased prominence to the Adjusted Profit/(Loss) before tax of various group entities’ whose corporate tax rates are higher, compared to those of the 2019 period.
Our Adjusted Effective Tax Rate was 6.8% for the nine months ended December 31, 2021, down from 15.2% for the nine months ended December 31, 2020. The lower adjusted effective tax rate for the nine months ended December 31, 2021 compared to the adjusted effective tax rate for the nine months ended December 31, 2020 is, as noted above, driven by the change of group’s weight of various jurisdictions with different corporate income tax rates.
Our Adjusted Effective Tax Rate was 6.8% for the nine months ended December 31, 2021, down from 23.0% for the nine months ended December 31, 2019, as per above, linked to interest costs being capped in certain countries, reducing its tax deductibility as well as the change of group’s weight of various jurisdictions with different corporate income tax rates and loss making entities that typically don’t recognize deferred tax assets on tax losses.

Liquidity and capital resources
Liquidity describes the ability of a company to generate sufficient cash flows to meet cash requirements of its business operations, including working capital needs, capital expenditure, debt interest and service, acquisitions, other commitments, and contractual obligations. Our principal sources of liquidity include cash flow from operating activities, cash and cash equivalents on our statement of financial position and amounts available under our revolving credit facilities, bank overdraft facilities and the supplemental liquidity facility. We consider liquidity in terms of the sufficiency of these resources to fund our operating, investing, and financing activities for a period of twelve months. The objective of our capital management is to have sufficient liquidity and to stay within financial and maintenance covenants in order to fulfil our obligations to our creditors.
Our cash flow from operating activities is generated primarily from revenue from VAT refunds. Revenue is generated when an international shopper is refunded, which at first triggers a cash outflow. The cash outflow mirrors a subsequent collection of VAT by Global Blue and payment of revenue share by Global Blue to merchants, which can take several weeks or months until cash is received. As a result, we experience cash flow seasonality throughout the year, with a larger net working capital need (and corresponding cash outflow) during the summer months, when international shoppers travel more frequently.
In periods of travel disruptions, such as the current COVID-19 outbreak, Global Blue’s cash generation during the first few months increases as a result of (i) a reduction in cash outflow for VAT refunds to international shoppers and (ii) cash inflow from VAT receivables from merchants and tax authorities for the full VAT associated with earlier refunded TFS transactions. Upon a longer travel disruption, the cash balance gradually decreases as a result of (i) the lack of cash inflow from TFS processing fees due to the lack of new TFS transactions, (ii) cash outflows to settle longer-dated merchant payables and (iii) monthly cash expenditures. See “Net Working Capital”.
As the impact of the COVID-19 outbreak softens and international travel and global economic activity starts to recover, Global Blue experiences a gradual volume growth, which leads to an increase of net working capital requirements, and consequently, liquidity requirements. Between March and December 2021, our net working capital needs increased by EUR42.2 million largely driven by the increased volumes. So far, this increase has been funded through cash and cash equivalents on our statement of financial position. Given the global and evolving nature of the COVID-19 outbreak and its impact on the international travel and extra-regional shopping sectors, the level of our working capital is expected to be a function of the volumes (volume increases will lead to higher working capital needs and decreases will lead to reduced working capital needs) and therefore the needs for the next twelve months cannot be accurately quantified at this time.
We require and will need significant cash resources to, among others, fund our working capital requirements, make capital expenditures, meet debt service requirements and interest payments under our indebtedness, fund general corporate uses, and, in certain cases, expand our business through acquisitions. Our future capital requirements will depend on many factors, such as the pace at which government policies change (i.e., new TFS countries, reduction in minimum purchase amounts), spending on product roll-out, and changes in consumer demand linked to relative foreign exchange movements. As detailed in “Capital Expenditure”, we have made no firm commitments with respect to future investments. We could be required or could elect to seek additional funding through public or private equity or debt financings, however additional funds may not be available on terms acceptable to us, or at all.
As of December 31, 2021, the Company had cash and cash equivalents of EUR89.1 million, which were predominantly held in Euro. Approximately EUR3.2 million of the company’s cash and cash equivalents are held in subsidiaries which are situated in countries where centralization of cash is restricted.
As of December 31, 2021, the Company had EUR723.0 million of interest-bearing loans and borrowings recorded on its statement of financial position, consisting of EUR623.2 million in long-term financing (borrowings of EUR630.0 million less EUR6.8 million of capitalized financing fees), EUR99.0 million drawn on the revolving credit facility and EUR0.9 million in other bank overdraft facilities. Global Blue has additional liquidity of EUR85.2 million comprising of EUR66.2 million equivalent of capacity on a committed Supplemental Liquidity Facility (USD75.0 million) funded by certain selling shareholders (see “Supplemental Liquidity facility”), EUR18.2 million of uncommitted local credit lines and RCF availability of EUR0.8 million.
The Company believes that its cash and cash equivalents, the supplemental liquidity facility and its local credit lines, which amounts to EUR174.2 million, will be sufficient to meet liquidity needs and fund necessary capital expenditure for at least the next 12 months from the date of this report. Given the impacts of the COVID-19 outbreak, and that the exact timing and pace of the revenue recovery to pre-COVID-19 levels are based on the uncertainties of the COVID-19 outbreak developments and related macro effects as opposed to company-specific factors, Global Blue considered a range of potential recovery scenarios in formulating this view. See “Net Working Capital” for further discussion of net working capital movements, particularly in slowdowns like that experienced during the COVID-19 outbreak.
In scenarios wherein the current volume environment prevails, Global Blue took into account the Q3 FY21/22 monthly Cash Outflow of EUR3.7 million (EUR13.0 million of Revenue more than offset by Variable Adjusted Operating expenses of EUR2.5 million, EUR9.4 million of Adjusted Fixed Operating Expenses, EUR1.9 million Capital Expenditures, EUR1.1 million of Lease payments and EUR1.8 million of Interest proforma as interest is paid twice a year in Q2 and Q4), as well as the fact that while certain short-term cost savings initiatives are still associated with government schemes that are expiring or will expire over the coming months (unless they are extended), management’s permanent cost-savings will partially offset the expiration of these schemes.
In scenarios wherein the business rebounds quickly within the next 12 months, Global Blue took into account operating income improving but also working capital requirements increasing.

Cash Flow
The following table shows our consolidated cash flows from/(used in) operating, investing and financing activities for the periods presented:

	Nine Months Ended December 31
	2021	2020	2019
	(in EUR millions)
Net cash from/(used in) operating activities	(66.6)	(83.0)	116.4
Net cash from/(used in) in investing activities	(19.8)	(12.2)	(27.8)
Net cash from/(used in) financing activities	(9.8)	80.6	(19.0)
Net foreign exchange differences	1.3	(2.4)	(0.6)
Net increase/(decrease) in cash and cash equivalents	(94.9)	(17.0)	69.0
Cash and cash equivalents at the beginning of the period	182.8	226.1	104.1
Cash and cash equivalents at the end of the period	89.1	209.2	172.5
Net change in bank overdraft facilities	1.2	0.1	(0.6)
Net change in cash and cash equivalents	(94.9)	(17.0)	69.0

Cash flow from/(used in) operating activities
Net cash from/(used in) operating activities consists of profit before tax, as adjusted for depreciation and amortization, net financial costs, other non-cash items, net deductible financial income/(costs), income tax paid, interest paid, payment of provisions and changes in net working capital.
Net cash used in operating activities is EUR66.6 million for the nine months ended December 31, 2021 driven by the negative results, Adjusted EBITDA was negative by EUR7.8 million, as well as an outflow of net working capital of EUR42.2 million. See “Net Working Capital” for further details on net working capital movement drivers.
Net cash used in operating activities of EUR83.0 million for the nine months ended December 31, 2020 was driven primarily due to a significant decline in operational results (see “COVID-19” above) in the period, whereby the Adjusted Profit Before Tax was negative by EUR76.8 million.

Net cash from operating activities of EUR116.4 million for the nine months ended December 31, 2019 is attributable to the profit generated in the period largely as well as the inflow of working capital of EUR23.6 million attributable to the low season where typically Global Blue unwinds working capital (see “Net Working Capital” below).

Cash flow from/(used in) investing activities
Net cash flow from/(used in) investing activities consists of purchases of tangible and intangible assets, acquisitions of subsidiaries (net of cash acquired), as well as acquisitions and divestitures of non-current financial assets intended to generate profit in the future.
Net cash used in investing activities is EUR19.8 million for the nine months ended December 31, 2021 driven by an outflow of EUR14.2 million mainly from internally developed software and EUR3.0 million from Acquisition of subsidiaries net of cash acquired related to the business combination with Yocuda.
Net cash used in investing activities is EUR12.2 million for the nine months ended December 31, 2020 primarily driven by EUR15.4 million from internally developed software partially offset by EUR5.1 million attributable to Divestiture of non-current financial assets.
Net cash used in investing activities of EUR27.8 million for the nine months ended December 31, 2019 was driven by an outflow of EUR22.1 million from the Purchase of intangible assets and also due to a EUR5.3 million outflow related to the Acquisition of non-current financial assets.

Cash flow from/(used in) financing activities
Net cash from/(used in) financing activities consists of proceeds from the issuance of share capital, repurchase of convertible preferred equity certificates (“C-PECs”), acquisition of shares and NC-PECs issued by subsidiaries of Global Blue, repayment of loans and borrowings, principal elements of lease payments, proceeds from borrowings and dividends paid to non-controlling interests.
Net cash used in financing activities is EUR9.8 million for the nine months ended December 31, 2021 related to Principal elements of lease payments
Net cash from financial activities of EUR80.6 million for the nine months ended December 31, 2020 was driven by the drawing of the revolving credit facility of EUR99.0 million partially offset by outflow of EUR10.9 million in payments of Principal elements of lease payments.
Net cash used in financing activities is EUR19.0 million for the nine months ended December 31, 2019 mainly driven by the EUR12.1 million in payments related to Principal elements of lease payments and EUR4.8 million of Dividends paid to non-controlling interests

Net Working Capital
In Global Blue’s TFSS business, its net working capital is driven by the timing of the payments that Global Blue makes to merchants and international shoppers, and the timing of the payments that Global Blue receives from merchants and tax authorities, which makes Global Blue’s net working capital sensitive to short-term, month-to-month volume growth. Unless international shoppers wish to be refunded through a credit card refund or another refund method (such as in-store or downtown refunds), Global Blue typically refunds international shoppers in cash after they have validated their tax-free transaction at customs, and before Global Blue receives the VAT back from the merchants, which typically happens approximately 30 days after the VAT refund is collected. Global Blue typically pays the merchant a percentage of the transaction fee only after having received 100% of the VAT back from the merchant, approximately 100 days afterwards.
When Global Blue experiences rapid month-on-month volume growth, for instance assuming a quick recovery in international travel after the COVID-19 outbreak, this could lead to a short-term, temporary surge of its net working capital to fund the rapid volume increase in VAT refunds. Very large movements in Global Blue’s net working capital position could have a significant effect on its business and financial condition, if Global Blue is unable to finance, internally or externally, the net working capital needs, due to the timing impact of when Global Blue refunds the VAT (net of transaction fees) to the international shopper versus when it collects the VAT from the merchants and tax authorities.
Where Global Blue invoices the tax authority directly for the VAT refund, it experiences no credit risk (as the counterparties are governments). Where Global Blue invoices the merchant, however, it is exposed to credit risk for a few weeks, since it refunds international shoppers first before invoicing the merchant. Nevertheless, given the high-quality credit profile of Global Blue’s portfolio of merchants, the associated credit risk and potential losses have historically been minimal. In addition, due to Global Blue’s simultaneous payables to merchants in relation to the transaction fees, its net exposure to credit risk is further limited.
While revenue does not significantly fluctuate throughout the year, Global Blue’s net working capital follows seasonal trends, since a significant part of its business serves the leisure segment of the travel industry, which is seasonal in nature. Global Blue’s net working capital increases as business volumes increase, and Global Blue’s net working capital is the highest during the summer season, since passenger volumes tend to increase during the summer holidays in the Northern hemisphere. Conversely, Global Blue’s net working capital decreases rapidly after the summer holidays, as Global Blue releases net working capital that has built up during the summer. However, as a result of the predictable seasonality, in a normal environment, of Global Blue’s net working capital, it would expect the year-end position to be broadly neutral, absent of any significant change in travel flows.
Global Blue’s net working capital balance is composed of trade receivables, other current receivables and prepaid expenses, less trade payables, other current liabilities, accrued liabilities. Outlined below is the change in net working capital, as recognized in the cash flow statement.
Global Blue recorded a net working capital outflow of EUR42.2 million for the nine months ended December 31, 2021. The outflow observed reflects in one hand, a reduction of payables in the first months of this financial year, including a payment to French tax authorities of EUR6.7 million as well as payments that benefited from deferrals linked to the COVID-19 outbreak, and an increase of trade receivables especially in August and September 2021, which is the result of the combination of traditional high season period with the gradual recovery of the COVID-19 outbreak impacts.
Global Blue recorded an inflow of EUR9.3 million for the nine months ended December 31, 2020. The inflow of working capital in this period was not in line with the standard seasonality of working capital pattern, due to the fact that March 2020 was already heavily impacted by the COVID-19 outbreak and consequently the business was observing a sharp decline of cash refunds, but was still collecting the VAT from its merchants, leading to an unusual inflow of working capital during the large part of the reporting period and not being offset by seasonality peaks due to Covid-19 outbreak.
Global Blue recorded an inflow of EUR23.6 million for the nine months ended December 31, 2019. In a pre-COVID-19 environment, from March to September, typically Global Blue ties in working capital linked to the high season. That is because Global Blue refunds tourists upfront and typically, after 30 days on average, collects the VAT from its merchants or authorities. Then, November to December the Company unwinds significantly working capital due to low season volumes thus the net inflow of working capital in the period.

Capital Expenditure

Global Blue defines capital expenditure as purchases of property, plant and equipment (such as machinery, equipment and computers) and intangible assets (such as trademarks, customer relationships and software).
Global Blue’s capital expenditure decreased by EUR0.8 million or 4.8% to EUR15.7 million for the nine months ended December 31, 2021 from EUR16.5 million for the nine months ended December 31, 2020. Of the EUR0.8 million decrease, EUR1.1 million related to reduced internally created capitalized software partially offset by an increase of EUR0.3 million related to property, plant and equipment.
Global Blue’s capital expenditure decreased by EUR10.0 million or 38.8% to EUR15.7 million for the nine months ended December 31, 2021 from EUR25.7 million for the nine months ended December 31, 2019 driven by the decrease in investments of intangible assets of EUR7.8 million, mainly internally created capitalized software and by the decrease of EUR2.2 million related to tangible assets, notably in computer hardware.
We have made no material firm commitments with respect to our principal future investments.

Banking Facilities and Loans
Overview and structure
On October 25, 2019, certain members of Global Blue entered into a facilities agreement (the “Facilities Agreement”) with, among others, Bank of America Merrill Lynch International Designated Activity Company, Barclays Bank PLC, BNP Paribas (Suisse) S.A., J.P. Morgan Securities PLC, Morgan Stanley Bank International Limited and Royal Bank of Canada, as mandated lead arrangers, and RBC Europe Limited, as agent. On January 14, 2020, the Facilities Agreement was amended and restated by an amendment letter entered into with, among others, BNP Paribas (Suisse) S.A., Morgan Stanley Senior Funding, Inc., Morgan Stanley Bank International Limited, Royal Bank of Canada, Bank of America Merrill Lynch International Designated Activity Company, Barclays Bank PLC, Credit Suisse International and JPMorgan Chase Bank N.A., London branch, as amendment participating lenders, and RBC Europe Limited, as agent and security agent. The Facilities Agreement governs the EUR630.0 million term loan facility (the “Term Loan Facility”) and the EUR100.0 million revolving credit facility (the “Revolving Credit Facility” and, together with the Term Loan Facility, the “Facilities”). The Revolving Credit Facility includes a swingline sub-facility which allows up to EUR20.0 million of the Revolving Credit Facility to be utilized by way of euro-denominated swingline loans. The Facilities are senior secured and governed by English law.
On August 28, 2020, Global Blue drew down EUR630.0 million from the Term Loan Facility and EUR99.0 million from the Revolving Credit Facility (see “Indebtedness”).
The final repayment date for the Facilities Agreement is August 28, 2025.
Interest
The Term Loan Facility provides for a variable interest rate, equal to EURIBOR for the period (with a zero floor) plus a spread of 2.75% per annum (the “TL Margin”), subject to mechanisms of increase or decrease depending on Global Blue’s leverage.
The Revolving Credit Facility provides for a variable interest rate to be paid on drawings, equal to EURIBOR for the period (with a zero floor) or, with reference to amounts used in currencies other than euro, to the LIBOR for the period (or other LIBOR replacement rate), plus a spread of 2.50% per annum (the “RCF Margin”), subject to mechanisms of increase or decrease depending on Global Blue’s leverage ratio.
Due to the zero floor on EURIBOR and the company’s expectation that interest rates will not increase significantly in the foreseeable future, no financial instruments have been employed to hedge the interest rate risks associated with the indebtedness under the Facilities Agreement.

The specific level of increase or decrease in the TL Margin and the RCF Margin, respectively, depending on the Company’s leverage (i.e., the ratio between total net indebtedness and Consolidated Pro Forma EBITDA - see “Main undertakings” below) is shown below:

Company’s Leverage	TL Margin	RCF Margin
Higher than 4.00:1	2.75%	2.50%
Equal to or less than 4.00:1 but higher than 3.50:1	2.25%	2.00%
Equal to or less than 3.50:1 but higher than 3.00:1	2.00%	1.75%
Equal to or less than 3.00:1 but higher than 2.50:1	1.75%	1.50%
Equal to or less than 2.50:1 but higher than 2.00:1	1.50%	1.25%
Equal to or less than 2.00:1 but higher than 1.50:1	1.25%	1.00%
Equal to or less than 1.50:1	1.00%	0.75%

Main undertakings
As is customary for financing transactions of similar complexity and nature, the Facilities Agreement sets forth covenants which will restrict Global Blue to permitted activities and provide for general and specific information undertakings, which must be reported to the lenders, including, among others, with respect to: (i) annual and semi-annual reporting obligations; (ii) semi-annual compliance with a leverage ratio test starting on September 30, 2021 (defined as the ratio between total net indebtedness and Consolidated Pro Forma EBITDA and calculated on a rolling 12-month basis) not to exceed 5.00:1 on September 30, 2021 and March 31, 2022, 4.75:1 on September 30, 2022 and March 31, 2023, and 4.50:1 on September 30, 2023 and March 31, 2024, 4.25:1 on September 30, 2024 and March 31, 2025, 3.50:1 on September 30, 2025 and each financial half-year ending thereafter; (iii) prohibitions of substantial changes in the business of Global Blue; (iv) compliance with all applicable laws; (v) negative pledge obligations; (vi) prohibition to carry out disposals; (vii) incurrence of indebtedness by non-obligors; and (viii) prohibitions on undertaking any amalgamation, de-merger, merger or corporate reconstruction (other than the Business Combination).
On February 3, 2021 and to preserve financial flexibility in light of the COVID-19 outbreak, Global Blue obtained a waiver from Facilities Agreement Lenders under the Facilities Agreement. On October 4, 2021, Global Blue obtained an extension of the above mentioned waiver. This waiver provided revised terms with respect to the semi-annual total net leverage financial covenant under the Facilities Agreement. The financial covenant will now instead be tested for the first time on March 31, 2023. In connection with the Facilities Agreement Lenders’ agreeing to the terms of the waiver, Global Blue agreed that for the Waiver Period, it shall maintain the Liquidity Condition. The Liquidity Condition requires that liquidity (being the aggregate amount of cash and cash equivalents and the aggregate amount available to Global Blue on a committed or uncommitted basis for utilization under any facilities or other debt or equity financing) on the last day of each calendar month (or, if such day is not a business day, then on the next succeeding business day) shall not be less than EUR35.0 million. The Liquidity Condition shall cease to apply if Global Blue’s revenues for any calendar month first being equal to or more than an amount equal to 40% of its revenues for the pre-COVID-19 period, namely the corresponding calendar month during the period from (and including) February 1, 2019 to (and including) January 31, 2020. If the Liquidity Condition is not met, Global Blue can cure a breach of the Liquidity Condition with the proceeds of equity or subordinated debt contributions or any other source available to Global Blue.
Consolidated Pro Forma EBITDA is defined as Adjusted EBITDA, as in this Interim Report, minus pensions valuation, plus third party interest, dividends paid, projected synergies and costs savings arising in connection with acquisitions, disposals and other group initiatives which may be added to Adjusted EBITDA by Global Blue under the terms of the Facilities Agreement

Indebtedness
The following table provides an overview of Global Blue’s interest-bearing loans and borrowings as of the dates indicated:

	As of December 31	As of March 31
	2021	2021	2020
	(in EUR millions)
Long-term financing—term senior debt	—	—	634.27
Long-term financing—senior debt facility(1)	630.00	630.00	—
Capitalized financing fees(2)	(6.85)	(8.26)	(9.67)
Revolving Credit Facility(3)	99.00	99.00	—
Other bank overdraft(4)	0.89	0.11	1.08
Total interest-bearing loans and borrowings	723.05	720.86	625.68

(1) New senior debt facility which was used to repay the former term senior debt.
(2) Represents costs incurred in relation to refinancing our historic indebtedness.
(3) Revolving credit facility of EUR100.0 million of which EUR99.0 million has been drawn .
(4) Consists of local credit facilities available in certain jurisdictions. None of these local overdraft facilities are committed in nature.

On August 28, 2020, the old Senior term debt and RCF were fully repaid, and the associated liabilities extinguished, consisting of EUR8.1 million of unamortized debt cost partially offset by EUR3.6 million of IFRS 9 conversion unwinding amounts.
The new Senior term debt is comprised of a term loan of EUR630.0 million, fully drawn since inception and a RCF of EUR100.0 million of which EUR99.0 million was drawn. The proceeds from the term loan under the new Senior debt facility was used to fully repay the term loan and amounts outstanding under the RCF under the previous SFA.
The new Senior term debt has a maturity date of August 28, 2025. The conditions of the credit facilities are set as Euribor of the period with a floor of 0.00% plus a margin. The margins for the long-term loan and the revolving credit facility are dependent on Total Net Leverage. (see “Interest”).
The financial covenant associated with the new senior term debt is based on a level of Total Net Leverage lower than 5.0x (see “Main undertakings”).

Bank Overdrafts
Local credit facilities are available in certain jurisdictions, and the facilities as of December 31, 2021 were limited to EUR18.2 million. The Local credit facilities may be subjected to restriction and none of these local overdraft facilities were committed in nature.

Supplemental Liquidity Facility
Under the loan agreement dated September 30, 2020 and amended November 22, 2021 governing the Supplemental Liquidity Facility (the “Loan Agreement”), Globetrotter and Cayman Holdings (together, the

“Lenders”) commit to provide one or more Liquidity Loans to Global Blue or one of its subsidiaries (the “Borrower”) of up to USD75.0 million. Upon written request by the Borrower and on the terms and subject to the conditions set forth in the Loan Agreement, the Liquidity Loans will be made available to the Borrower to either (i) cure or avoid an expected breach of the financial covenant under the Facilities Agreement or (ii) to finance in good faith the actual liquidity needs of Global Blue. The obligation of the Lenders to provide Liquidity Loans is conditional, among other customary conditions, on: (a) Third Point’s affiliates having completed their investments as and to the extent required by the relevant share purchase and contribution agreement (to the extent the related purchase price has not been reduced to USD 0); (b) Closing having occurred in accordance with the Merger Agreement; (c) the Borrower having delivered to the Lenders a copy of the Board Approval and (d) no Change of Control or a Sale (each terms as defined in the Facilities Agreement) has occurred.
The Liquidity Loans will be postponed and subordinated to all liabilities and obligations of the Borrower under the Facilities Agreement and rank at least pari passu with the claims of all of the Borrower’s other present or future unsecured and unsubordinated creditors, except for obligations mandatorily preferred by laws applying to companies generally. The Liquidity Loans will be available to the Borrower to the closing date until (and including) April 8, 2022. To the extent drawn by the Borrower on the terms and subject to the conditions set forth in the Loan Agreement, the Liquidity Loans will be required to be repaid in full by the Borrower on the earlier of (i) the date falling on the second anniversary of the date of the initial utilization of that Loan and (ii) February 28, 2024 (each term as defined in the Facilities Agreement). Interest on the Liquidity Loans will accrue at a rate of 2.75% per annum, or such other minimum safe harbor rate as may be applicable from time to time at the start of each interest period based on the principal amount and currency of the Liquidity Loans as published by the Swiss tax authorities. Interest shall accrue and be paid by the Borrower at the end of each six-month interest period of the Liquidity Loans, unless the Borrower elects that interest for such interest period shall capitalize and be added to the outstanding principal amount.

Unaudited Condensed Consolidated Interim Financial Statements

Global Blue Group Holding AG

December 2021

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		As of December 31	As of March 31
(EUR thousand)	Notes	2021	2021	2020
ASSETS
Non-current assets
Property, plant and equipment		29,378	37,904	51,355
Intangible assets	8	593,512	625,379	631,002
Deferred income tax asset	12	35,284	30,592	12,349
Investments in joint ventures and other investments		2,878	3,497	2,895
Other non-current receivables		13,180	12,516	15,170
		674,232	709,888	712,771
Current assets
Trade receivables		95,635	31,324	141,306
Other current receivables		26,580	31,237	33,760
Derivative financial instruments		—	231	742
Income tax receivables		1,509	318	1,573
Prepaid expenses		4,516	5,371	7,919
Cash and cash equivalents		89,055	182,783	226,139
		217,295	251,264	411,439
Total assets		891,527	961,152	1,124,210
EQUITY AND LIABILITIES
Equity attributable to owners of the parent
Share capital	9	1,907	1,916	341
Share premium	9	1,633,789	1,633,735	391,856
Other equity	9	(10,169)	(10,123)	—
Other reserves	9	(974,301)	(979,205)	(11,881)
Accumulated losses		(823,992)	(753,692)	(317,195)
		(172,766)	(107,369)	63,121
Non-controlling interests		6,229	6,779	8,376
Total equity		(166,537)	(100,590)	71,497
Liabilities
Non-current liabilities
Non-convertible equity certificates	10	—	—	4,891
Loans and borrowings	11	722,155	720,745	624,595
Other long term liabilities		31,948	29,471	29,753
Deferred income tax liabilities	12	11,573	19,582	34,564
Post-employment benefits		8,030	7,556	7,962
Provisions for other liabilities and charges		2,219	2,202	2,235
		775,925	779,556	704,000
Current liabilities
Trade payables		175,175	147,477	237,319
Other current liabilities		37,180	44,193	45,236
Accrued liabilities		31,414	37,066	41,833
Current income tax liabilities		19,337	22,360	23,244
Loans and borrowings	11	893	111	1,081
Warrant liabilities	15	17,822	30,979	—
Derivative financial instruments		318	—	—
		282,139	282,186	348,713
Total liabilities		1,058,064	1,061,742	1,052,713
Total equity and liabilities		891,527	961,152	1,124,210
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENT

		Three months ended December 31			Nine months ended December 31
(EUR thousand)	Notes	2021	2020 Restated	2019	2021	2020 Restated	2019
Total revenue	5	38,857	14,205	109,767	86,792	34,231	337,467
Operating expenses	6	(57,592)	(75,344)	(98,767)	(148,571)	(427,401)	(289,316)
Operating (Loss) / Profit		(18,735)	(61,139)	11,000	(61,779)	(393,170)	48,151
Finance income		337	622	4,276	1,070	1,739	3,605
Finance costs		(6,510)	(6,058)	(12,711)	(19,787)	(18,948)	(28,228)
Net finance costs		(6,173)	(5,436)	(8,435)	(18,717)	(17,209)	(24,623)
(Loss) / Profit before tax		(24,908)	(66,575)	2,565	(80,496)	(410,379)	23,528
Income tax benefit / (expense)		561	8,005	4,353	10,883	24,497	(4,599)
(Loss) / Profit for the period		(24,347)	(58,570)	6,918	(69,613)	(385,882)	18,929
(Loss) / Profit attributable to:
Owners of the parent		(24,638)	(58,543)	5,451	(70,298)	(384,779)	13,693
Non-controlling interests		291	(27)	1,467	685	(1,103)	5,236

Basic and diluted (loss) / profit per ordinary share	7	(0.12)	(0.31)	0.03	(0.36)	(2.10)	0.08
Basic and diluted (loss) / profit per preference share	7	(0.12)	(0.31)	—	(0.36)	(1.42)	—
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME / (LOSS)

	Three months ended December 31			Nine months ended December 31
(EUR thousand)	2021	2020 Restated	2019	2021	2020 Restated	2019
(Loss) / Profit for the period	(24,347)	(58,570)	6,918	(69,613)	(385,882)	18,929
Other comprehensive income / (loss)
Other comprehensive income / (loss) that may be reclassified to profit or loss in subsequent years:
Currency translation differences	3,298	536	2,223	1,720	1,042	369
	3,298	536	2,223	1,720	1,042	369
Other comprehensive income / (loss) for the period, net of tax	3,298	536	2,223	1,720	1,042	369
Total comprehensive income / (loss) for the period	(21,049)	(58,034)	9,141	(67,893)	(384,840)	19,298
Attributable to:
Owners of the parent	(20,789)	(57,913)	7,921	(67,897)	(383,205)	13,997
Non-controlling interest	(260)	(121)	1,220	4	(1,635)	5,301
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

		Nine months ended December 31
(EUR thousand)	Notes	2021	2020 Restated	2019

(Loss) / Profit before tax		(80,496)	(410,379)	23,528
Depreciation and amortization	6	69,153	87,178	83,608
Net financial costs	6	18,717	17,209	24,623
Other non-cash items		(15,678)	17,140	7,233
Capital reorganization non-cash items		—	199,508	—
Net deductible financial income/(costs)		(1,544)	(377)	(4,046)
Income tax received / (paid)		(3,687)	(3,129)	(23,475)
Interest paid		(10,868)	(9,887)	(18,719)
Changes in working capital		(42,174)	9,338	23,637
Capital reorganization cash items		—	10,448	—
= Net cash from / (used in) operating activities (A)		(66,577)	(82,951)	116,389

Purchase of tangible assets		(1,488)	(1,157)	(3,647)
Purchase of intangible assets	8	(14,245)	(15,366)	(22,059)
Acquisition of subsidiaries net of cash acquired	13	(2,992)	—	—
Acquisition of non-current financial assets		(1,618)	(819)	(5,295)
Divestiture of non-current financial assets		516	5,112	3,238
= Net cash from / (used in) investing activities (B)		(19,827)	(12,230)	(27,763)

Proceeds from issuance of share capital		—	947	—
Acquisition of shares and NC-PECs issued by subsidiaries		—	—	(2,097)
Proceeds from loans and borrowings	11	—	630,000	—
Repayment of loans and borrowings	11	—	(630,000)	—
Financing fee		—	(8,417)	—
Principal elements of lease payments		(9,370)	(10,932)	(12,076)
Proceeds from revolving credit facilities		—	177,991	—
Repayment of revolving credit facilities		—	(78,996)	—
Dividends paid to non-controlling interests		(420)	—	(4,798)
= Net cash from / (used in) in financing activities (C)		(9,790)	80,593	(18,971)

Net foreign exchange difference (D)		1,305	(2,432)	(632)
= Net increase / (decrease) in cash and cash equivalents (E) = (A) + (B) + (C) + (D)		(94,889)	(17,020)	69,023

Cash and cash equivalents at beginning of period		182,783	226,139	104,072
Cash and cash equivalents at end of period		89,055	209,179	172,457
Net change in bank overdraft facilities		1,161	60	(638)
= NET CHANGE IN CASH AND CASH EQUIVALENTS		(94,889)	(17,020)	69,023
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Nine months ended December 31, 2021
		Issued capital		Share premium		Other equity		Other reserves				Accumulated losses	Equity	Non-controlling interests	Total equity
(EUR thousand)	Notes	Issued capital ordinary shares	Issued capital preference shares	Share premium ordinary shares	Share premium preference shares	Other equity ordinary shares	Other equity preference shares	Equity settled share based payment	Other reserve	Foreign currency translation reserve	Remeasurements of post employment benefit obligations
Balance as of April 1, 2021	9	1,798	118	1,537,425	96,310	(8,877)	(1,246)	43,871	(1,006,208)	(14,707)	(2,161)	(753,692)	(107,369)	6,779	(100,590)
(Loss) / Profit for the period		—	—	—	—	—	—	—	—	—	—	(70,298)	(70,298)	685	(69,613)
Other comprehensive income / (loss)	9	—	—	—	—	—	—	—	—	2,401	—	—	2,401	(681)	1,720
Total comprehensive income / (loss)		—	—	—	—	—	—	—	—	2,401	—	(70,298)	(67,897)	4	(67,893)
Issuance of share capital Global Blue Group Holding A.G.		46	—	—	—	—	—	—	—	—	—	—	46	—	46
Employee share schemes		—	—	—	—	—	—	2,504	—	—	—	—	2,504	—	2,504
Conversion of shares		—	—	—	—	(366)	366	—	—	—	—	—	—	—	—
Acquisition of treasury shares		—	—	—	—	(46)	—	—	—	—	—	—	(46)	—	(46)
Cancellation of shares		—	(54)	—	54	—	—	—	—	—	—	—	—	—	—
Dividends		—	—	—	—	—	—	—	—	—	—	—	—	(420)	(420)
Total contributions and distributions		46	(54)	—	54	(412)	366	2,504	—	—	—	—	2,504	(420)	2,084
Change in non-controlling interests		—	—	—	—	—	—	—	—	—	—	—	—	(134)	(134)
Other transactions		—	(1)	—	—	—	—	—	—	—	(1)	(2)	(4)	—	(4)
Total changes in ownership interests		—	(1)	—	—	—	—	—	—	—	(1)	(2)	(4)	(134)	(138)
Balance as of December 31, 2021	9	1,844	63	1,537,425	96,364	(9,289)	(880)	46,375	(1,006,208)	(12,306)	(2,162)	(823,992)	(172,766)	6,229	(166,537)

Nine months ended December 31, 2020 Restated
		Issued capital		Share premium		Other equity		Other reserves				Accumulated losses	Equity	Non-controlling interests	Total equity
(EUR thousand)	Notes	Issued capital ordinary shares	Issued capital preference shares	Share premium ordinary shares	Share premium preference shares	Other equity ordinary shares	Other equity preference shares	Equity settled share based payment	Other reserve	Foreign currency translation reserve	Remeasurements of post employment benefit obligations
Balance as of April 1, 2020	9	341	—	391,856	—	—	—	—	9,914	(19,469)	(2,326)	(317,195)	63,121	8,376	71,497
Loss for the period (restated)		—	—	—	—	—	—	—	—	—	—	(384,779)	(384,779)	(1,103)	(385,882)
Other comprehensive income / (loss)	9	—	—	—	—	—	—	—	—	1,574	—	—	1,574	(532)	1,042
Total comprehensive income / (loss) (restated)		—	—	—	—	—	—	—	—	1,574	—	(384,779)	(383,205)	(1,635)	(384,840)
Issuance of share capital Global Blue Group Holding A.G.		1,302	184	1,181,450	166,969	—	—	—	(1,495,526)	—	—	—	(145,621)	—	(145,621)
Acquisition of treasury shares Estera Trust Ltd.		—	—	—	—	(8,812)	(1,246)	—	10,058	—	—	—	—	—	—
Reclassification adjustment from Global Blue Group A.G. to Global Blue Group Holding A.G.		(41)	(6)	(37,508)	(5,301)	—	—	—	42,856	—	—	—	—	—	—
Exchange of Global Blue management loan notes into shares		(299)	(42)	(343,335)	(48,522)	—	—	—	464,163	—	—	—	71,965	—	71,965
Effects of the capital reorganization		962	136	800,607	113,146	(8,812)	(1,246)	—	(978,449)	—	—	—	(73,656)	—	(73,656)

Issuance of share capital Global Blue Group Holding A.G.		55	—	—	—	—	—	—	—	—	—	—	55	—	55
Conversion of preference shares into ordinary shares		55	(55)	50,045	(50,045)	—	—	—	—	—	—	—	—	—	—
Exercises of warrants		1	—	1,011	—	—	—	—	—	—	—	—	1,012	—	1,012
Issuance of share capital as consideration for the merger with FPAC		259	36	234,976	33,209	—	—	—	—	—	—	—	268,480	—	268,480
Employee share schemes		—	—	—	—	—	—	517	—	—	—	—	517	—	517
Conversion of shares into equity settled plan		—	—	—	—	—	—	42,632	—	—	—	—	42,632	—	42,632
Equity award issuance costs (restated)		—	—	—	—	—	—	—	115,113	—	—	—	115,113	—	115,113
Shares bought back by Global Blue Group A.G.		—	—	—	—	—	—	—	(152,787)	—	—	—	(152,787)	—	(152,787)
Total contribution by and distribution to owners of the parent, recognized directly in Equity (restated)		369	(19)	286,032	(16,836)	—	—	43,149	(37,674)	—	—	—	275,022	—	275,022
Change in non-controlling interests		—	—	—	—	—	—	—	—	—	—	621	621	(606)	15
Other transactions		—	—	—	—	—	—	—	—	—	—	(1,722)	(1,722)	(5)	(1,727)
Total transactions with owners of the parent, recognized directly in Equity (restated)		—	—	—	—	—	—	—	—	—	—	(1,101)	(1,101)	(611)	(1,712)
Balance as of December 31, 2020	9	1,672	117	1,478,494	96,310	(8,812)	(1,246)	43,149	(1,006,208)	(17,895)	(2,326)	(703,075)	(119,821)	6,129	(113,693)

Nine months ended December 31, 2019
		Issued capital	Share premium		Other reserves			Accumulated losses	Equity	Non-controlling interests	Total equity
(EUR thousand)	Notes	Issued capital ordinary shares	Share premium ordinary shares	Share premium preference shares	Other reserve	Foreign currency translation reserve	Remeasurements of post employment benefit obligations
Balance as of April 1, 2019	9	341	391,856	—	9,890	(10,572)	(519)	(312,455)	78,541	8,426	86,967
Profit for the period		—	—	—	—	—	—	13,693	13,693	5,236	18,929
Other comprehensive income / (loss)	9	—	—	—	—	304	—	—	304	65	369
Total comprehensive income / (loss)		—	—	—	—	304	—	13,693	13,997	5,301	19,298
Dividends		—	—	—	—	—	—	(64)	(64)	(4,798)	(4,862)
Total contribution by and distribution to owners of the parent, recognized directly in equity		—	—	—	—	—	—	(64)	(64)	(4,798)	(4,862)
Change in non-controlling interests		—	—	—	—	—	—	(2)	(2)	—	(2)
Other transactions		—	—	—	24	—	—	(197)	(173)	(69)	(242)
Total transactions with owners of the parent, recognized directly in equity		—	—	—	24	—	—	(199)	(175)	(69)	(244)
Balance as of December 31, 2019	9	341	391,856	—	9,914	(10,268)	(519)	(299,024)	92,300	8,859	101,159

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 1    Corporate information

Global Blue Group Holding AG (‘the Company’ or ‘Global Blue’) and its subsidiaries (together ‘the Group’) provide technology-enabled transaction processing services for merchants, banks, acquirers, governments and travelers. The Group has operating subsidiaries around the world.
The Company trades as Global Blue under ticker symbol “NYSE: GB”.
The Company is a partnership limited by shares incorporated on December 10, 2019. The registered office is established in 38, Zürichstrasse, CH-8306 Brüttisellen, Switzerland under the number CHE-442.546.212. SL Globetrotter GP, LTD is the immediate parent, and Silver Lake Partners, L.P. is the ultimate parent and controlling party, of the Group.
These unaudited condensed consolidated interim financial statements were authorized for issue by the Directors of the Company on March 4, 2022.
The unaudited condensed consolidated interim financial statements of Global Blue Group Holding AG have been prepared in accordance with International Accounting Standard IAS 34 ‘Interim financial reporting’ as issued by the International Accounting Standards Board (IASB) and are presented in thousands of Euros (EURk).
The principal activities of the Group are described in Note 2.

NOTE 2    General information about the business

Product offering
The Company serves as a strategic technology and payments partner to merchants, empowering them to capture the structural growth of international travelers shopping abroad, driven by multiple macroeconomic tailwinds. The Company offers third-party serviced tax free shopping solutions (“TFSS”), added-value payment solutions (“AVPS”) including dynamic currency conversion and complementary retail tech solutions (“CRTS”). At its core, the Company is a technology platform that serves a network of merchant stores globally through both TFSS and AVPS, delivering economic benefits to a complex ecosystem of merchants, international shoppers and customs and authorities.

NOTE 3    Basis of preparation and significant accounting policies
Basis of preparation
The Group’s unaudited condensed consolidated interim financial statements for the three and nine months reporting period ended December 31, 2021 have been prepared in accordance with IAS 34 ‘Interim financial reporting’.
All comparative balances presented in these financial statements prior to August 28, 2020 are those of Global Blue Group AG, the previous parent of the group, prior to the reorganization conducted as part of the merger and subsequent listing.

The consolidated financial statements have been prepared on a historical cost basis, except for warrants, derivative financial instruments and put options that have been measured at fair value.
The primary financial statements are presented in a format consistent with the consolidated financial statements presented in the March 2021 Annual Financial Report for Global Blue Group Holding AG under IAS 1 Presentation of Financial Statements, but this interim financial report contains condensed financial statements prepared in accordance with IAS 34, in that it does not include all of the notes that would be required in a complete set of financial statements. This interim financial report should be read in conjunction with the consolidated financial statements for Global Blue Group Holding AG for the year ended March 31, 2021.
The estimation process and significant accounting policies are consistent with those applied in the annual financial statements.
Restatement of prior period unaudited Condensed Consolidated Interim Financial Statements
On April 12, 2021, the Acting Director of the Division of Corporation Finance and Acting Chief Accountant of the Securities and Exchange Commission (the “SEC”) together issued a statement regarding the accounting and reporting considerations for warrants issued by special purpose acquisition companies entitled “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (“SPACs”)” (the “SEC Statement”). The SEC Statement clarified guidance for all SPAC-related companies regarding the accounting and reporting for their warrants. That guidance, applicable for U.S. GAAP-reporting companies, could result in SPAC-issued warrants being classified as a liability measured at fair value, with non-cash fair value adjustments recorded in the statement of operations for each reporting period.
Under IFRS, and in relation to SPAC-issued warrants, there are alternative views on how to determine the charge for listing services; one view is to continue accounting for them under IFRS 2 and be presented in equity, and the other is to evaluate under IAS 32 and be presented as a liability and adjusted to fair value at the balance sheet date.
Given the alternative views, the Company deemed there was a choice to account for the warrants under IFRS 2 as part of equity or as a liability under IAS 32 and elected to present the warrants under IFRS 2. The Company has observed that other foreign private issuers revised or restated their interim and/or annual financial statements, following the dialogue they reported with the Staff, and changed the presentation of their warrants from equity to liability under IFRS.
The Company, previously classifying its warrants as equity, reviewed and discussed the accounting treatment of its warrants with its financial advisors and the Audit Committee of its Board of Directors, and evaluated the applicability and potential impact of the SEC Staff’s view on the accounting for the warrants under IFRS.
The Company reviewed and discussed the accounting treatment of its warrants and, after consulting with management, the Company’s board of directors, upon the recommendation of the audit committee, concluded that, in the light of the recent developments, it should restate its financial statement to correct for the misapplication of IFRS and to account for the warrants as a liability that is adjustable to fair value and therefore filed the Amendment No. 1 of the Form 20-F/A for the year ended March 31, 2021 on December 7, 2021. The Company also filed a separate Amendment No. 1 of the Form 6-K/A to restate its unaudited condensed interim consolidated financial statements for the prior three and six month periods ended June 30, 2021 to present the warrants as a liability and to adjust for the changes in fair value. Consequently, within these financial statements Global Blue has restated its unaudited condensed consolidated Income Statement for the three, and nine months ended December 31, 2020, its unaudited condensed consolidated Statement of Comprehensive Income/(Loss) for the three, and nine months ended December 31, 2020, its unaudited interim condensed Consolidated Statement of Cash Flows for the nine months ended December 31, 2020, and its unaudited interim condensed Consolidated Statement of Changes in Equity for the nine months ended December 31, 2020.

This restatement results in non-cash financial statement corrections.
In addition, for the three and nine months ended December 31, 2020, basic and diluted loss per preference share were restated to correct the allocation of income between the two classes of shares. The adjustment to basic and diluted preference shares also reflects a correction in the number of weighted average shares outstanding.
Effect of Restatement on the Unaudited Condensed Consolidated Interim Financial Statements for the three and nine months ended December 31, 2020
The impact of the restatement on the unaudited Condensed Consolidated Income Statement, Condensed Consolidated Statement of Comprehensive Income / (Loss), Condensed Consolidated Statement of Cash Flows and Condensed Consolidated Statement of Changes in Equity for three and nine months ended December 31, 2020 is presented below.
This change in presentation of the warrants resulted in the following impact to the unaudited Condensed Consolidated Income Statement, with the earnings per share information also being restated for this item and to correct the allocation of income between the two classes of shares. Additionally, basic and diluted preference shares have been adjusted to reflect the correct number of weighted average shares outstanding:

		Three months ended December 31			Nine months ended December 31
(EUR thousand)	Notes	2020			2020
		As previously reported	Adjustments	Restated	As previously reported	Adjustments	Restated
Total revenue	5	14,205	—	14,205	34,231	—	34,231
Operating expenses	6	(60,632)	(14,712)	(75,344)	(414,610)	(12,791)	(427,401)
Operating (Loss) / Profit		(46,427)	(14,712)	(61,139)	(380,379)	(12,791)	(393,170)
(Loss) / Profit before tax		(51,863)	(14,712)	(66,575)	(397,588)	(12,791)	(410,379)
Income tax benefit / (expense)		8,005	—	8,005	24,497	—	24,497
(Loss) / Profit for the period		(43,858)	(14,712)	(58,570)	(373,091)	(12,791)	(385,882)
(Loss) / Profit attributable to:
Owners of the parent		(43,831)	(14,712)	(58,543)	(371,988)	(12,791)	(384,779)
Non-controlling interests		(27)	—	(27)	(1,103)	—	(1,103)
(Loss) / Profit for the period		(43,858)	(14,712)	(58,570)	(373,091)	(12,791)	(385,882)
Basic and diluted (loss) / profit per ordinary share	7	(0.29)	(0.02)	(0.31)	(1.94)	(0.16)	(2.10)
Basic and diluted (loss) / profit per preference share	7	0.34	(0.65)	(0.31)	(1.94)	0.52	(1.42)
This change in presentation of the warrants resulted in the following impact to the unaudited Condensed Consolidated Statement of Comprehensive Income / (Loss):

		Three months ended December 31			Nine months ended December 31
(EUR thousand)	Notes	2020			2020
		As previously reported	Adjustments	Restated	As previously reported	Adjustments	Restated
(Loss) / Profit for the period		(43,858)	(14,712)	(58,570)	(373,091)	(12,791)	(385,882)
Total comprehensive income / (loss) for the period		(43,322)	(14,712)	(58,034)	(372,049)	(12,791)	(384,840)
Attributable to:
Owners of the parent		(43,201)	(14,712)	(57,913)	(370,414)	(12,791)	(383,205)
Non-controlling interest		(121)	—	(121)	(1,635)	—	(1,635)
Total comprehensive income / (loss) for the period		(43,322)	(14,712)	(58,034)	(372,048)	(12,791)	(384,840)

This change in presentation of the warrants resulted in the following impact to the unaudited Condensed Consolidated Statement of Cash Flows:

		Nine months ended December 31
(EUR thousand)	Notes	2020
		As previously reported	Adjustments	Restated
(Loss) / Profit before tax		(397,588)	(12,791)	(410,379)
Other non-cash items		4,348	12,791	17,140
Net cash from / (used in) operating activities (A)		(82,952)	—	(82,951)
NET CHANGE IN CASH AND CASH EQUIVALENTS		(17,020)	—	(17,020)
This change in presentation of the warrants resulted in the following impact to the unaudited Condensed Consolidated Statement of Changes in Equity:

Nine months ended December 31, 2020		As previously reported					Adjustments					Restated
(€ thousands)	Notes	Warrants	Accumulated losses	Equity	Non-controlling interests	Total equity	Warrants	Accumulated losses	Equity	Non-controlling interests	Total equity	Warrants	Accumulated losses	Equity	Non-controlling interests	Total equity
Balance as of April 1, 2020	9	—	(317,195)	63,121	8,376	71,497	—	—	—	—	—	—	(317,195)	63,121	8,376	71,497
Loss for the period		—	(371,988)	(371,988)	(1,103)	(373,091)	—	(12,791)	(12,791)	—	(12,791)	—	(384,779)	(384,779)	(1,103)	(385,882)
Total comprehensive income / (loss)		—	(371,988)	(370,415)	(1,635)	(372,050)	—	(12,791)	(12,791)	—	(12,791)	—	(384,779)	(383,206)	(1,635)	(384,841)
Exercises of warrants		(65)	—	947	—	947	65	—	65	—	65	—	—	1,012	—	1,012
Equity award issuance costs		20,196	—	135,309	—	135,309	(20,196)	—	(20,196)	—	(20,196)	—	—	115,113	—	115,113
Total contribution by and distribution to owners of the parent, recognized directly in Equity		20,131	—	295,153	—	295,153	(20,131)	—	(20,131)	—	(20,131)	—	—	275,022	—	275,022
Balance as of December 31, 2020	9	20,131	(690,284)	(86,899)	6,129	(80,770)	(20,131)	(12,791)	(32,922)	—	(32,922)	—	(703,075)	(119,821)	6,129	(113,692)

NOTE 4    Significant changes in current reporting period

Information about the business
During the nine months ended December 31, 2021, the Company has been able to maintain the same level of material merchants and acquirers. Similarly, during the same period, there have been no changes in the list of countries in which the company operates.

Seasonality
The TFSS business is subject to predictable seasonality because a significant part of the business serves the leisure segment of the travel industry, which is particularly active during the summer holiday season for Chinese, Russian and US tourists. In addition, during recent years, this has also coincided with post-Ramadan travel by Gulf Cooperation Council shoppers. With a normalized seasonality the second half of Global Blue’s financial year sees upticks in travel and shopping due to specific events that are more dispersed, such as the Chinese National Day (“Golden Week”) in October, Christmas / New Year in December, and Chinese New Year in February. As long as China is not re-opening the borders for travelers, the upticks driven by Chinese holiday events are not sizable.
All in all, this drives a degree of seasonality in the net working capital need, with a greater outflow during the first half of the financial year, which typically is recovered in the second half.
The AVPS business and CRTS, which serves both seasonal shoppers and regular travelers, is more protected from the seasonal variations driven by traditional holiday periods and as a result does not have a distinct seasonality profile.
COVID-19
The transaction volumes during the first nine months for the TFSS and AVPS business have been heavily impacted by COVID-19. Please refer to Note 17 for details.

NOTE 5    Segment information

The Company has determined the operating segments based on the reports reviewed by the Executive Committee (ExCom) for the purposes of allocating resources and assessing the performance of the Group.
ExCom consists of the chief executive officer, chief financial officer, senior vice president product TFSS, senior vice president product AVPS, chief technology officer, general counsel, chief operating officer global accounts, chief operating officer north & central Europe, chief operating officer south Europe, senior vice president operations, senior vice president group HR director, senior vice president marketing, communications and customer value creation and the senior vice president new market & public affairs.
Management considers the business from a product perspective; the performance of the Tax Free Shopping Technology Solutions (TFSS), Added-Value Payment Solutions (AVPS) and Complementary Retail Tech Solutions (CRTS), product groups are separately considered.
The ExCom assesses the performance of the operating segments based on the measures of Revenue and Adjusted EBITDA at the segment level with the adjusted EBITDA assessed after non-allocated central costs.
The measures used by the ExCom to monitor the performance of the Group's operating segments do not include all costs in the IFRS consolidated income statement. Costs for central functions such as marketing, sales, technology, finance and HR, depreciation, amortization, impairment income / expense, and net finance costs are not allocated to segments. As a result, the ExCom monitors the development of adjusted EBITDA presented in the consolidated management accounts.
The segment information provided to the ExCom for the reportable segments is as follows:

Nine months ended December 31, 2021
(EUR thousand)
	Note	TFSS	AVPS	CRTS	Central costs	Total
Revenue		61,511	16,031	9,250	—	86,792
Operating expenses (1)		(31,723)	(8,207)	(11,850)	(42,847)	(94,627)
Adjusted EBITDA		29,788	7,824	(2,600)	(42,847)	(7,835)
Depreciation and amortization (2)	6					(69,154)
Exceptional items	6					15,210
Operating Loss						(61,779)

Three months ended December 31, 2021
(EUR thousand)
	Note	TFSS	AVPS	CRTS	Central costs	Total
Revenue		29,384	5,882	3,591	—	38,857
Operating expenses (1)		(12,150)	(2,939)	(4,397)	(16,104)	(35,590)
Adjusted EBITDA		17,234	2,943	(806)	(16,104)	3,267
Depreciation and amortization (2)	6					(18,982)
Exceptional items	6					(3,020)
Operating Loss						(18,735)

Nine months ended December 31, 2020
(EUR thousand)	Restated
	Note	TFSS	AVPS	Central costs	Total
Revenue		24,521	9,710	—	34,231
Operating expenses (1)		(22,463)	(5,945)	(34,156)	(62,564)
Adjusted EBITDA		2,058	3,765	(34,156)	(28,333)
Depreciation and amortization (2)	6				(87,178)
Exceptional items	6				(277,659)
Operating Loss					(393,170)

Three months ended December 31, 2020
(EUR thousand)	Restated
	Note	TFSS	AVPS	Central costs	Total
Revenue		10,440	3,765	—	14,205
Operating expenses (1)		(7,765)	(2,671)	(12,625)	(23,061)
Adjusted EBITDA		2,675	1,094	(12,625)	(8,856)
Depreciation and amortization (2)	6				(28,760)
Exceptional items	6				(23,523)
Operating Loss					(61,139)

Nine months ended December 31, 2019
(EUR thousand)
	Note	TFSS	AVPS	Central costs	Total
Revenue		288,343	49,124	—	337,467
Operating expenses (1)		(112,211)	(22,185)	(58,356)	(192,752)
Adjusted EBITDA		176,132	26,939	(58,356)	144,715
Depreciation and amortization (2)	6				(83,608)
Exceptional items	6				(12,956)
Operating Profit					48,151

Three months ended December 31, 2019
(EUR thousand)
	Note	TFSS	AVPS	Central costs	Total
Revenue		93,632	16,135	—	109,767
Operating expenses (1)		(38,519)	(8,156)	(19,647)	(66,322)
Adjusted EBITDA		55,113	7,979	(19,647)	43,445
Depreciation and amortization (2)	6				(28,687)
Exceptional items	6				(3,758)
Operating Profit					11,000
(1)Operating expenses excluding Depreciation and Amortization and Exceptional items.
For the nine months ended December 31, 2021 the fixed costs amounted to EUR75.9 million (EUR56.0 million for the nine months ended December 31, 2020 and EUR120.4 million for the nine months ended December 31, 2019) and variable costs amounted to EUR18.7 million (EUR6.5 million for the nine months ended December 31, 2020 and EUR72.4 million for the nine months ended December 31, 2019). Fixed personnel costs amounted to EUR52.8 million (EUR37.0 million for the nine months ended December 31, 2020 and EUR77.7 million for the nine months ended December 31, 2019) and fixed non personnel costs amounted to EUR23.2 million (EUR19.0 million for the nine months ended December 31, 2020 and EUR42.6 million for the nine months ended December 31, 2019).
For the three months ended December 31, 2021 the fixed costs amounted to EUR28.2 million (EUR19.8 million for the three months ended December 31, 2020 and EUR40.7 million for the three months ended December 31, 2019) and variable costs amounted to EUR7.4 million (EUR3.3 million for the three months ended December 31, 2020 and EUR25.6 million for the three months ended December 31, 2019). Fixed personnel costs amounted to EUR18.7 million (EUR13.8 million for the three months ended December 31, 2020 and EUR26.2 million for the three months ended December 31, 2019) and fixed non personnel costs amounted to EUR9.5 million (EUR6.0 million for the three months ended December 31, 2020 and EUR14.5 million for the three months ended December 31, 2019).
(2)Depreciation and amortization include amortization of intangible assets acquired through business combinations.

Revenue by geography and by segment
Revenue is mainly derived from commissions generated from TFSS and AVPS. A geographical breakdown of revenue by point of sale is provided below:

Nine months ended December 31, 2021
(EUR thousand)
	TFSS	AVPS	CRTS	Total
Europe	56,981	4,974	9,250	71,205
Asia Pacific	3,619	11,057	—	14,676
Rest of the world	911	—	—	911
Total	61,511	16,031	9,250	86,792

Three months ended December 31, 2021
(EUR thousand)
	TFSS	AVPS	CRTS	Total
Europe	27,776	1,921	3,591	33,288
Asia Pacific	1,200	3,961	—	5,161
Rest of the world	408	—	—	408
Total	29,384	5,882	3,591	38,857

Nine months ended December 31, 2020
(EUR thousand)
	TFSS	AVPS	Total
Europe	20,995	2,639	23,634
Asia Pacific	3,423	7,071	10,494
Rest of the world	103	—	103
Total	24,521	9,710	34,231

Three months ended December 31, 2020
(EUR thousand)
	TFSS	AVPS	Total
Europe	9,107	786	9,893
Asia Pacific	1,274	2,979	4,253
Rest of the world	59	—	59
Total	10,440	3,765	14,205

Nine months ended December 31, 2019
(EUR thousand)
	TFSS	AVPS	Total
Europe	253,529	12,527	266,056
Asia Pacific	32,723	36,592	69,315
Rest of the world	2,091	5	2,096
Total	288,343	49,124	337,467

Three months ended December 31, 2019
(EUR thousand)
	TFSS	AVPS	Total
Europe	80,848	3,260	84,108
Asia Pacific	12,046	12,873	24,919
Rest of the world	738	2	740
Total	93,632	16,135	109,767

Revenue by top Country
A breakdown of revenue by point of sale per individual countries greater than 10% of total revenue is provided below:

Nine months ended December 31, 2021
(EUR thousand)
	TFSS	AVPS	CRTS	Total	% of Total Revenue
France	13,662	678	—	14,340	17%
Italy	9,637	1,947	—	11,584	13%
United Kingdom	1,333	402	9,250	10,985	13%
Australia	26	9,060	—	9,086	10%
Total	24,658	12,087	9,250	45,995	53%

Three months ended December 31, 2021
(EUR thousand)
	TFSS	AVPS	Total	% of Total Revenue
France	6,174	302	6,476	17%
Italy	5,380	600	5,980	15%
Total	11,554	902	12,456	32%

Nine months ended December 31, 2020
(EUR thousand)
	TFSS	AVPS	Total	% of Total Revenue
Australia	293	6,023	6,316	18%

Three months ended December 31, 2020
(EUR thousand)
	TFSS	AVPS	Total	% of Total Revenue
Australia	279	2,566	2,845	20%

Nine months ended December 31, 2019
(EUR thousand)
	TFSS	AVPS	Total	% of Total Revenue
Italy	44,279	5,639	49,918	15%
United Kingdom	38,829	1,614	40,443	12%
Total	83,108	7,253	90,361	27%

Three months ended December 31, 2019
(EUR thousand)
	TFSS	AVPS	Total	% of Total Revenue
Italy	14,133	1,308	15,441	14%
United Kingdom	12,607	481	13,088	12%
Germany	11,062	158	11,220	10%
Total	37,802	1,947	39,749	36%

Non-current assets by Country
Although no measure of assets or liabilities by segment is reported to the ExCom, according to IFRS 8, the non-current assets by country are disclosed as follows:

December 31, 2021
(EUR thousand)
	Intangible Assets	Tangible Assets	Investments in associates and joint ventures	Other Long-Term Receivables	Total
Switzerland	569,039	1,043	3,411	3,230	576,723
Australia	10,734	2,512	—	224	13,470
Italy	868	7,156	—	283	8,307
Singapore	627	410	—	868	1,905
Rest of the world	12,244	18,257	(533)	8,575	38,543
Total	593,512	29,378	2,878	13,180	638,948

March 31, 2021
(EUR thousand)
	Intangible Assets	Tangible Assets	Investments in associates and joint ventures	Other Long-Term Receivables	Total
Switzerland	600,719	1,792	3,915	1,964	608,390
Australia	11,087	2,082	—	227	13,396
Italy	1,094	8,859	—	288	10,241
Singapore	664	3,381	—	1,003	5,048
Rest of the world	11,815	21,790	(418)	9,034	42,221
Total	625,379	37,904	3,497	12,516	679,296

March 31, 2020
(EUR thousand)
	Intangible Assets	Tangible Assets	Investments in associates and joint ventures	Other Long-Term Receivables	Total
Switzerland	607,589	3,351	2,791	100	613,831
Australia	11,927	2,453	—	194	14,574
Japan	2,640	1,177	—	135	3,952
Italy	1,379	10,484	—	358	12,221
Rest of the world	7,467	33,890	104	14,383	55,844
Total	631,002	51,355	2,895	15,170	700,422

NOTE 6    Profit and loss information

(EUR thousand)	Three months ended December 31			Nine months ended December 31
Expenses by nature	2021	2020 Restated	2019	2021	2020 Restated	2019
Employee benefit expenses	(23,185)	(18,429)	(32,308)	(65,742)	(49,582)	(96,736)
Depreciation and amortization	(18,982)	(28,760)	(28,687)	(69,154)	(87,178)	(83,608)
Agent costs	(4,760)	(1,739)	(23,284)	(10,633)	(4,220)	(66,988)
IT costs	(3,076)	(2,132)	(3,290)	(8,523)	(7,364)	(10,700)
Auditors, lawyers and consultants	(3,332)	(1,780)	(2,503)	(8,515)	(4,991)	(12,926)
Advertising and promotion	(2,486)	(199)	(2,886)	(6,981)	(827)	(7,648)
Travel, entertainment, office and rental cost	(727)	(421)	(2,392)	(1,661)	(1,142)	(5,956)
Change in fair value of warrants	(578)	(14,711)	—	13,157	(12,791)	—
Other operating income / (expenses) (1)	(466)	(7,173)	(3,417)	9,481	(259,306)	(4,754)
Total operating expenses	(57,592)	(75,344)	(98,767)	(148,571)	(427,401)	(289,316)
Of which exceptional items	(3,020)	(23,522)	(3,758)	15,210	(277,659)	(12,956)
Of which capitalized expenditure	4,569	4,584	6,208	12,707	13,162	17,522
(1) Commentary under “Other exceptional items” below.
Total software development expenditure capitalized for the three months ended December 31, 2021 amounted to EUR4.6 million (EUR4.6 million for the three months ended December 31, 2020, EUR6.2 million for the three months ended December 31, 2019) and for the nine months ended December 31, 2021 to EUR12.7 million (EUR13.2 million for the nine months ended December 31, 2020, EUR17.5 million for the nine months ended December 31, 2019). These expenditures are included in various line items above, such as Employee benefit expenses, IT costs, and Auditors, lawyers, and consultants while the amount capitalized has been deducted from the Other operating expenses line.
For the three months ended December 31, 2021, the Group has benefited from grants in relation to COVID-19 offered by various countries governments amounting to EUR1.4 million (EUR2.3 million for the three months ended December 31, 2020, nil for the three months ended December 31, 2019) and for the nine months ended December 31, 2021 these grants amounted to EUR7.4 million (EUR14.2 million for the nine months ended December 31, 2020, nil for the nine months ended December 31, 2019). The grants are presented within Operating Expenses in the Income Statement as a reduction of the related expense that they are intended to compensate. There are no unfulfilled conditions or other contingencies related to these grants.

Exceptional items
Exceptional items consist of items which the board considers as not directly related to ordinary business operations and which are not included in the assessment of management performance and can be analyzed as follows:

(EUR thousand)	Three months ended December 31			Nine months ended December 31
Exceptional items	2021	2020 Restated	2019	2021	2020 Restated	2019
Business restructuring expenses	(224)	(3,531)	(1,007)	(1,121)	(9,785)	(1,920)
Corporate restructuring expenses	(807)	(1,503)	(419)	(3,399)	(250,053)	(6,737)
Monitoring fee (including Directors fee)	(40)	(80)	(100)	(120)	(178)	(519)
Impairment	(6)	(2,656)	—	(165)	(3,033)	(115)
Net sales of assets (loss)	(10)	(31)	(382)	(44)	(76)	(571)
Share based payments	(1,304)	(517)	(1,870)	(2,504)	(517)	(3,060)
Change in fair value of warrants	(578)	(14,711)	—	13,157	(12,791)	—
Other exceptional items	(51)	(494)	20	9,406	(1,226)	(34)
Total	(3,020)	(23,523)	(3,758)	15,210	(277,659)	(12,956)

Business restructuring expenses
For the three months ended December 31, 2021 and the nine months ended December 31, 2021 business restructuring expenses correspond to expenses related to workforce reduction in several jurisdictions as a result of COVID -19.
In the 2020 comparative periods Business restructuring expenses correspond to expenses related to workforce reduction in several jurisdictions as a result of COVID-19 and the abolishment of the Tax Free Shopping scheme in the United Kingdom; in 2019 these expenses are related to replacement of management positions and costs associated with replacing roles, changing of facilities or discontinued operations.
Corporate restructuring expenses
In the three months ended December 31, 2021 and the nine months ended December 31, 2021 corporate restructuring expenses mainly correspond to charges incurred associated with the acquisition of Yocuda. For further details refer to Note 13.
In the three months ended December 31, 2020 and the nine months ended December 31, 2020 corporate restructuring expenses correspond to charges incurred associated with the capital reorganization and subsequent merger with FPAC. This included a non-cash issuance charge of EUR135.3 million which represents the difference in the fair value of equity instruments held by FPAC stockholders over the fair value of identifiable net assets of FPAC, a non-cash share-based revaluation charge of EUR58.6 million upon conversion of previously cash-settled plans to equity-settled plans, the write-off of historical unamortized debt costs of EUR8.1 million partially offset by EUR3.6 million of IFRS 9 conversion unwinding amounts, a transaction bonus of EUR6.0 million and advisory expenses associated with the transaction of EUR41.9 million.
In the 2019 comparative periods corporate restructuring expenses correspond to legal, consultancy and advisory expenses associated with preparing the Group for an exit by the shareholders of the Group which was underway then.

Impairment
For the three months ended December 31, 2020 and the nine months ended December 31, 2020 Impairment corresponds mainly to the write down of customer contracts in the United Kingdom, which were previously recognized as Other non-current receivables and Prepaid expenses.
For the rest of the comparative periods, these expenses relate primarily to impairment of capitalized software and right of use assets.
Share based payments
For the three months ended December 31, 2020, the three months ended December 31, 2021, the nine months ended December 31, 2020 and the nine months ended December 31, 2021 share based payments represent the expenses of the Management Incentive Plan for share options and restricted share grants issued in October 2021, November 2020 and June 2019.
For the three months ended December 31, 2019 and the nine months ended December 31, 2019 share based payments represent the change in fair value of the liability for share-based payments recognized according to IFRS 2.
Change in Fair Value of Warrants
For the three months ended December 31, 2021, the three months ended December 31, 2020, the nine months ended December 31, 2021 and the nine months ended December 31, 2020 this represents the income statement charge resulting from the fair valuation of the warrants. For further details refer to Note 15.
Other exceptional items
In the three months ended December 31, 2021 other exceptional items mainly correspond to the tax audit accrual and tax review fees.
In the nine months ended December 31, 2021 other exceptional items mainly correspond to the reversal of the earn-out recognized as of March 31, 2021.

Depreciation and amortization

(EUR thousand)		Three months ended December 31			Nine months ended December 31
Depreciation and amortization	Note	2021	2020	2019	2021	2020	2019
Depreciation of property, plant and equipment		(4,253)	(4,628)	(5,249)	(12,762)	(14,977)	(15,960)
Amortization of customer relationships		(8,842)	(18,144)	(17,955)	(38,595)	(54,345)	(53,130)
Amortization of trademarks		(559)	(559)	(559)	(1,677)	(1,677)	(1,677)
Amortization of other intangible assets		(5,328)	(5,429)	(4,924)	(16,120)	(16,179)	(12,841)
Amortization of intangible assets	8	(14,729)	(24,132)	(23,438)	(56,392)	(72,201)	(67,648)
Total		(18,982)	(28,760)	(28,687)	(69,154)	(87,178)	(83,608)
Of which amortization of intangible assets acquired through business combinations		(8,843)	(18,638)	(18,626)	(38,831)	(55,886)	(55,844)

Net finance costs

(EUR thousand)		Three months ended December 31			Nine months ended December 31
	Note	2021	2020	2019	2021	2020	2019
Finance income
Interest income on short-term bank deposits		83	147	134	203	263	367
Net foreign exchange gains on financing activities		—	—	—	—	562	1
Net foreign exchange gains (1)		—	—	—	—	6	1
Other finance income		254	475	4,142	867	908	3,236
Total finance income		337	622	4,276	1,070	1,739	3,605
Finance costs
Interest expense:
- Bank borrowings (including amortization of capitalized financing fees)		(5,627)	(4,425)	(6,448)	(16,710)	(16,070)	(19,381)
- Lease liabilities interest		(134)	(208)	(281)	(457)	(678)	(833)
- Interest expenses on Non-Convertible Preferred Equity Certificates issued to 3rd Parties	10	—	10	(46)	—	(80)	(130)
Net foreign exchange losses (1)		(164)	(556)	(2,632)	(1,160)	(686)	(2,010)
Other finance expenses		(585)	(879)	(3,304)	(1,460)	(1,434)	(5,874)
Total finance costs		(6,510)	(6,058)	(12,711)	(19,787)	(18,948)	(28,228)
Net finance costs		(6,173)	(5,436)	(8,435)	(18,717)	(17,209)	(24,623)
(1)Net foreign exchange gains and losses arising during the period result from the difference between the value originally recorded and the amount actually paid or received, as well as unrealized gains and losses due to the difference between the original value recorded and the value at the balance sheet date.
EUR5.6 million (EUR4.4 million for the three months ended December 31, 2020, EUR6.4 million for the three months ended December 31, 2019) of finance costs for the three months ended December 31, 2021 on bank borrowings includes EUR5.2 million (EUR4.0 million for the three months ended December 31, 2020, EUR5.9 million for the three months ended December 31, 2019) of interest expenses, EUR0.5 million (EUR0.5 million for the three months ended December 31, 2020, EUR1.0 million for the three months ended December 31, 2019) of amortization of capitalized financing fees, and nil (EUR— million for the three months ended December 31, 2020, EUR0.4 million for the three months ended December 31, 2019) amortization of IFRS9 impact.
EUR16.7 million (EUR16.1 million for the nine months ended December 31, 2020, EUR19.4 million for the nine months ended December 31, 2019) of finance expenses for the nine months ended December 31, 2021 on bank borrowings includes EUR15.3 million (EUR14.5 million for the nine months ended December 31, 2020, EUR17.5 million for the nine months ended December 31, 2019) of interest expenses, EUR1.4 million (EUR2.2 million for the nine months ended December 31, 2020, EUR2.8 million for the nine months ended December 31, 2019) of amortization of capitalized financing fees, and nil (EUR0.7 million for the nine months ended December 31, 2020, EUR1.2 million for the nine months ended December 31, 2019) amortization of IFRS9 impact. For further details, refer to Note 11.

Income tax

(EUR thousand)		Three months ended December 31			Nine months ended December 31
Income tax	Note	2021	2020	2019	2021	2020	2019
Current income tax benefit/(expense)		(1,512)	(809)	1,610	(3,399)	(1,755)	(16,787)
Adjustment in respect of current income tax of previous periods		136	204	(478)	1,111	(722)	(913)
Deferred tax benefit	12	1,937	8,610	3,221	13,171	26,974	13,101
Income tax benefit / (expense) reported in the income statement		561	8,005	4,353	10,883	24,497	(4,599)
Of which income tax benefit related to amortization of acquisition related items		1,679	3,799	3,766	8,034	11,299	11,299
Of which tax impact on exceptional items		145	1,213	48	395	2,903	1,171
Of which exceptional income tax benefit / (expense)		(634)	(491)	5,210	(1,412)	(1,416)	4,152

Exceptional Income Tax Expenses
Italy
As part of the settlement signed with the Italian tax authorities in August 2020, Global Blue Italy paid three additional installments for a total amount of EUR2.0 million during the nine months ended December 31, 2021. As a result, the income tax payable relating to Italy is EUR10.4 million as of December 31, 2021 (EUR12.4 million as of March 31, 2021 and EUR13.5 million as of March 31, 2020).
Germany
In relation to the uncertain tax position related to the German profit and loss pooling agreement the Company has a recorded tax provision of EUR4.2 million as of December 31, 2021 including an additional EUR0.1 million related to the late interests until December 31, 2021 (EUR4.1 million as of March 31, 2021 and EUR3.8 million as of March 31, 2020).

NOTE 7    Earnings per share

(EUR thousand)	Three months ended December 31			Nine months ended December 31
Earnings per share	2021	2020 Restated	2019	2021	2020 Restated	2019
(Loss) / Profit from continuing operations attributable to the owners of the parent	(24,638)	(58,543)	5,451	(70,298)	(384,779)	13,693
(Loss) / Profit from continuing operations attributable to the owners of the parent attributable to ordinary shares	(22,428)	(51,608)	5,451	(63,993)	(352,478)	13,693
(Loss) / Profit from continuing operations attributable to the owners of the parent attributable to preference shares	(2,210)	(6,935)	—	(6,306)	(32,301)	—
Weighted average number of basic ordinary shares outstanding (thousand)	179,449	167,804	168,480	179,449	168,049	168,480
Weighted average number of basic preference shares outstanding (thousand)	17,684	22,548	—	17,684	22,820	—
Basic earnings per ordinary share	(0.12)	(0.31)	0.03	(0.36)	(2.10)	0.08
Basic earnings per preference share	(0.12)	(0.31)	—	(0.36)	(1.42)	—
Comparative earnings per share (basic and diluted) were restated for the nine months ended December 31, 2019 for the effect of the capital reorganization for comparability purposes. The average number of shares outstanding prior to the reorganization was adjusted by reflecting the exchange ratio of number of shares in the former parent entity Global Blue Group AG compared to the number of shares in Global Blue Group Holding AG.
For the calculation of the weighted average number of basic/diluted preference shares outstanding for the periods ending after August 28, 2020, preference shares are only considered after this date.
There were no preference shares for the nine months ended December 31, 2019.
Basic
Basic earnings per share are calculated by dividing the profit or loss attributable to owners of the parent (i.e. equity shareholders of the Company) by the weighted average number of basic ordinary/preference shares outstanding at the end of the period.
Diluted
Diluted earnings per share are calculated by dividing the profit or loss attributable to owners of the parent (i.e. equity shareholders of the Company) by the weighted average number of diluted ordinary/preference shares outstanding at the end of the period.
The Company has excluded 9.8 million ordinary shares from the diluted earnings per ordinary share calculation, as the impact of the shares are considered anti-dilutive for the period ending December 31, 2021.
For the three and nine months period to December 31, 2020, 5.9 million preference shares have been excluded from the diluted earnings per preference share calculation, as these shares are held by the Company and have been approved for cancellation at the General Meeting held September 15, 2021. The preference shares have been cancelled in December 2021.
.

NOTE 8    Intangible assets

(EUR thousand)
	Goodwill	Trademarks	Customer relationships	Other intangible assets	Software	Total
Opening balance as of October 1, 2021	484,142	45,920	668,242	10,092	133,803	1,342,199
Purchases	—	—	458	40	4,569	5,067
Exchange differences	3,039	40	96	60	1,052	4,287
Accumulated acquisition values	487,181	45,960	668,796	10,192	139,424	1,351,553

Opening balance as of October 1, 2021	—	(20,505)	(635,860)	(7,945)	(72,135)	(736,445)
Amortization	—	(559)	(8,840)	(192)	(5,138)	(14,729)
Exchange differences	—	—	(29)	(26)	(654)	(709)
Accumulated amortization	—	(21,064)	(644,729)	(8,163)	(77,927)	(751,883)

Opening balance as of October 1, 2021	(1,970)	—	—	(498)	(3,622)	(6,090)
Impairment	—	—	—	—	(6)	(6)
Exchange differences	(59)	—	—	—	(3)	(62)
Accumulated impairment	(2,029)	—	—	(498)	(3,631)	(6,158)

Net book value as of December 31, 2021	485,152	24,896	24,067	1,531	57,866	593,512

(EUR thousand)
	Goodwill	Trademarks	Customer relationships	Other intangible assets	Software	Total
Opening balance as of October 1, 2020	412,950	45,901	667,187	9,803	112,059	1,247,900
Purchases	—	—	98	707	4,584	5,389
Disposals	—	—	—	—	(40)	(40)
Exchange differences	360	27	64	15	551	1,017
Accumulated acquisition values	413,310	45,928	667,349	10,525	117,154	1,254,266

Opening balance as of October 1, 2020	—	(18,270)	(569,789)	(7,716)	(51,760)	(647,535)
Amortization	—	(555)	(18,149)	(250)	(5,178)	(24,132)
Disposals	—	—	(2)	—	3	1
Exchange differences	—	(3)	(11)	2	(413)	(425)
Accumulated amortization	—	(18,828)	(587,951)	(7,964)	(57,348)	(672,091)

Opening balance as of October 1, 2020	(1,984)	—	—	(498)	(2,951)	(5,433)
Impairment	—	—	(356)	—	(281)	(637)
Exchange differences	34	—	(1)	—	—	33
Accumulated impairment	(1,950)	—	(357)	(498)	(3,232)	(6,037)

Net book value as of December 31, 2020	411,360	27,100	79,041	2,063	56,574	576,138

(EUR thousand)
	Goodwill	Trademarks	Customer relationships	Other intangible assets	Software	Total
Opening balance as of October 1, 2019	413,279	45,916	660,394	9,044	91,616	1,220,249
Purchases	—	—	3,356	59	6,208	9,623
Disposals	—	—	—	—	(451)	(451)
Exchange differences	209	13	59	(37)	250	494
Accumulated acquisition values	413,488	45,929	663,809	9,066	97,623	1,229,915

Opening balance as of October 1, 2019	—	(16,033)	(497,450)	(6,755)	(32,745)	(552,983)
Amortization	—	(555)	(17,965)	(248)	(4,670)	(23,438)
Adjustments due to changes in accounting policies	—	—	2	—	—	2
Exchange differences	—	(2)	(4)	30	(154)	(130)
Accumulated amortization	—	(16,590)	(515,417)	(6,973)	(37,569)	(576,549)

Opening balance as of October 1, 2019	(2,103)	—	—	(498)	(1,666)	(4,267)
Exchange differences	4	—	—	—	—	4
Accumulated impairment	(2,099)	—	—	(498)	(1,666)	(4,263)

Net book value as of December 31, 2019	411,389	29,339	148,392	1,595	58,388	649,103

(EUR thousand)
	Goodwill	Trademarks	Customer relationships	Other intangible assets	Software	Total
Opening balance as of April 1, 2021	477,865	45,974	667,697	9,724	125,810	1,327,070
Acquisition of subsidiaries	7,829	—	—	—	1,236	9,065
Purchases	—	—	1,131	407	12,707	14,245
Disposals	—	—	—	—	(40)	(40)
Reclassifications	—	—	—	94	(94)	—
Exchange differences	1,487	(14)	(32)	(33)	(195)	1,213
Accumulated acquisition values	487,181	45,960	668,796	10,192	139,424	1,351,553
Opening balance as of April 1, 2021	—	(19,387)	(606,140)	(7,338)	(62,891)	(695,756)
Amortization	—	(1,677)	(38,595)	(837)	(15,283)	(56,392)
Disposals	—	—	—	—	6	6
Exchange differences	—	—	6	12	241	259
Accumulated amortization	—	(21,064)	(644,729)	(8,163)	(77,927)	(751,883)
Opening balance as of April 1, 2021	(1,975)	—	—	(498)	(3,462)	(5,935)
Impairment	—	—	—	—	(268)	(268)
Reversal of impairment	—	—	—	—	95	95
Disposals	—	—	—	—	4	4
Exchange differences	(54)	—	—	—	—	(54)
Accumulated impairment	(2,029)	—	—	(498)	(3,631)	(6,158)
Net book value as of December 31, 2021	485,152	24,896	24,067	1,531	57,866	593,512

(EUR thousand)
	Goodwill	Trademarks	Customer relationships	Other intangible assets	Software	Total
Opening balance as of April 1, 2020	411,538	45,795	666,021	9,240	101,908	1,234,502
Purchases	—	—	1,050	1,154	13,162	15,366
Disposals	—	—	—	—	(337)	(337)
Exchange differences	1,772	132	278	131	2,421	4,734
Accumulated acquisition values	413,310	45,927	667,349	10,525	117,154	1,254,265
Opening balance as of April 1, 2020	—	(17,150)	(533,549)	(7,277)	(40,425)	(598,401)
Amortization	—	(1,677)	(54,345)	(640)	(15,539)	(72,201)
Disposals	—	—	(2)	—	256	254
Exchange differences	—	—	(55)	(47)	(1,640)	(1,742)
Accumulated amortization	—	(18,827)	(587,951)	(7,964)	(57,348)	(672,090)
Opening balance as of April 1, 2020	(2,027)	—	—	(498)	(2,574)	(5,099)
Impairment	—	—	(356)	—	(658)	(1,014)
Exchange differences	77	—	(1)	—	—	76
Accumulated impairment	(1,950)	—	(357)	(498)	(3,232)	(6,037)
Net book value as of December 31, 2020	411,360	27,100	79,041	2,063	56,574	576,138

(EUR thousand)
	Goodwill	Trademarks	Customer relationships	Other intangible assets	Software	Total
Opening balance as of April 1, 2019	413,499	45,941	660,325	7,999	81,024	1,208,788
Purchases	—	—	3,506	1,032	17,521	22,059
Disposals	—	—	—	(3)	(756)	(759)
Reclassifications	—	—	—	17	(3)	14
Exchange differences	(11)	(12)	(22)	21	(163)	(187)
Accumulated acquisition values	413,488	45,929	663,809	9,066	97,623	1,229,915
Opening balance as of April 1, 2019	—	(14,913)	(462,288)	(6,166)	(25,641)	(509,008)
Amortization	—	(1,677)	(53,130)	(797)	(12,044)	(67,648)
Disposals	—	—	—	2	44	46
Exchange differences	—	—	1	(12)	72	61
Accumulated amortization	—	(16,590)	(515,417)	(6,973)	(37,569)	(576,549)
Opening balance as of April 1, 2019	(2,109)	—	—	(498)	(1,551)	(4,158)
Impairment	—	—	—	—	(115)	(115)
Exchange differences	10	—	—	—	—	10
Accumulated impairment	(2,099)	—	—	(498)	(1,666)	(4,263)
Net book value as of December 31, 2019	411,389	29,339	148,392	1,595	58,388	649,103

Goodwill
Movements in goodwill allocated to the TFSS, AVPS and CRTS segment for the three and nine months ended December 31, 2021 result from the acquisition of Yocuda and currency translation effects. For further details on the acquisition refer to Note 13.
Management reviews the business performance based on a product perspective. TFSS, AVPS and CRTS have been identified as the main product groups and the Group's operating segments. Goodwill is monitored by management at the operating segment level. The following is a summary of goodwill allocation for each operating segment:

(EUR thousand)	As of December 31	As of March 31
Goodwill	2021	2021	2020
TFSS	361,848	361,470	360,311
AVPS	50,286	50,497	49,200
CRTS	73,018	63,923	—
Total	485,152	475,890	409,511
As of March 31, 2021, and with respect to the TFSS segment, the headroom was EUR1,008.9 million, with the percentage by which the TFSS recoverable amount exceeded the carrying value being 298%. With respect to the AVPS segment, the headroom was EUR336.1 million with the percentage by which the AVPS recoverable amount exceeded the carrying value being 487%. For both TFSS, and AVPS there were no reasonably possible changes in key assumptions that might neutralize the headroom. In the case of CRTS, the derived fair value less cost of disposal exceeded the carrying amount, with an implied headroom of approximately 50% when compared against the primary peer group. As of March 31, 2021, we had concluded that in the case the actual 2021 revenue projections for CRTS would be approximately 30% lower than projected or should the comparable peer groups valuation de-rate, there would be a risk that the goodwill associated with the CRTS would be impaired.
Management assessed whether there were any additional indicators for impairment of CGU’s during the nine months ended December 31, 2021. The assessment performed as of March 31, 2021 is still considered valid and management did not consider there to be any further impairment indicators which would require an updated impairment test to be performed as of December 31, 2021.
Customer Relationships
As part of business combinations in 2013 and 2016 new intangibles were identified and are collectively defined as customer relationship contracts with a net book value as of December 31, 2021 of EUR18.5 million (EUR54.7 million as of March 31, 2021, EUR123.6 million as of March 31, 2020). The customer relationships have been split across the operating segments as follows:

(EUR thousand)	As of December 31	As of March 31
Customer relationships	2021	2021	2020	PPA initial valuation
TFSS	18,484	53,135	117,479	610,789
AVPS	—	1,528	6,113	44,256
Total	18,484	54,663	123,592	655,045
TFSS and AVPS Customer relationships contain different types of customers, categorized based on revenue and footprint or services offered. The expected economic life for the customer relationship contracts is between 9 and 20.5 years, driven by these varying types of customer relationships within the TFSS and AVPS operating segments. These will be fully amortized by September 2036.
Other intangible assets
Other intangibles include licenses acquired and software purchased from external parties.

Software
Software consists of IT software internally developed for TFSS and AVPS businesses and is amortized over a 3-year period. It also includes technology software that has been acquired as part of the ZigZag acquisition in the financial year ended March 31, 2021 and of the Yocuda acquisition in the period ended December 31, 2021, with a total net book value of EUR5.7 million as of December 31, 2021. The technology software is allocated to the CRTS business and is being amortized over a 5-year period.
NOTE 9    Issued capital and reserves

Number of shares authorized and issued

	Nine months ended December 31
Number of shares authorized and issued	2021			2020			2019
	Ordinary shares	Preference shares	Total	Ordinary shares	Preference shares	Total	Ordinary shares
Opening balance at April 1	187,534,962	23,717,989	211,252,951	40,000,000	—	40,000,000	40,000,000
Effects of the capital reorganization on Aug 28, 2020	—	—	—	127,824,796	23,717,989	151,542,785	—
Issuance of share capital Global Blue Group Holding A.G. November 2020	—	—	—	5,929,477	—	5,929,477	—
Issuance of share capital Global Blue Group Holding A.G. September 2021	5,000,000	—	5,000,000	—	—	—	—
Exercises of warrants	—	—	—	101,100	—	101,100	—
Cancellation of preference shares	—	(5,929,477)	(5,929,477)	—	—	—	—
Closing balance as of December 31	192,534,962	17,788,512	210,323,474	173,855,373	23,717,989	197,573,362	40,000,000

	Three months ended December 31
Number of shares authorized and issued	2021			2020			2019
	Ordinary shares	Preference shares	Total	Ordinary shares	Preference shares	Total	Ordinary shares
Opening balance at October 1	192,534,962	23,717,989	216,252,951	167,824,796	23,717,989	191,542,785	40,000,000
Effects of the capital reorganization on Aug 28, 2020	—	—	—	—	—	—	—
Issuance of share capital Global Blue Group Holding A.G. November 2020	—	—	—	5,929,477	—	5,929,477	—
Exercises of warrants	—	—	—	101,100	—	101,100	—
Cancellation of preference shares		(5,929,477)	(5,929,477)	—	—	—	—
Closing balance as of December 31	192,534,962	17,788,512	210,323,474	173,855,373	23,717,989	197,573,362	40,000,000
During the nine months period to December 31, 2021, 5,000,000 ordinary shares were issued in the parent company and held as treasury shares by Global Blue Group II GmbH solely to be issued to management in connection with the approved Management Incentive Plans.
During the nine months period to December 31, 2021, 5,929,477 preference shares were cancelled in the parent company and the reduction amount was allocated to the general reserve .
During the nine months period to December 31, 2020, 151,542,785 ordinary and preference shares were issued in connection with the capital reorganization that took place on August 28, 2020.
During the three months period to December 31, 2020, the Company issued 5,929,477 ordinary shares to existing investors in exchange for held preference shares. These shares were held by the Company with the intention to cancel at the next General Meeting.

There were no changes in the number of the shares authorized and issued during the nine month period ended December 31, 2019.
Treasury shares

Nine months ended December 31, 2021
Treasury shares	Number of shares			Value (EUR thousand)
	Ordinary shares	Preference shares	Total	Ordinary shares	Preference shares	Total
Opening balance as of April 1, 2021	8,051,569	138,846	8,190,415	(8,877)	(1,246)	(10,123)
Conversion of shares	34,711	(34,711)	—	(366)	366	—
Acquisition of treasury shares	5,000,000	—	5,000,000	(46)	—	(46)
Closing balance as of December 31, 2021	13,086,280	104,135	13,190,415	(9,289)	(880)	(10,169)
During the nine months ended December 31, 2021, 5,000,000 ordinary shares were issued in the parent company and held in trust of Global Blue Group II GmbH for the purposes of being issued to management in accordance with the Management Incentive Plan (RSAs and Options).

Three months ended December 31, 2021
    There were no treasury shares transactions in the three months to December 31, 2021.

Nine months ended December 31, 2020
Treasury shares	Number of shares			Value (EUR thousand)
	Ordinary shares	Preference shares	Total	Ordinary shares	Preference shares	Total
Opening balance as of April 1, 2020	—	—	—	—	—	—
Acquisition of treasury shares	1,051,569	138,846	1,190,415	(8,812)	(1,246)	(10,058)
Closing balance as of December 31, 2020	1,051,569	138,846	1,190,415	(8,812)	(1,246)	(10,058)

During the nine months period to December 31, 2020, 1,190,415 ordinary and preference treasury shares were acquired in connection with the capital reorganization that took place on August 28, 2020.

Three months ended December 31, 2020
There were no treasury shares transactions in the three months to December 31, 2020.

There were no treasury shares transactions in the three and nine months to December 31, 2019.

NOTE 10    Share-based Payments
During the three months ended December 31, 2021 as part of Global Blue’s Management Incentive Plan (“MIP”) the board has decided to issue an additional series of equity grants in the form of Global Blue restricted shares and extraordinary restricted shares.

On October 12, 2021 under MIP, Global Blue granted 532,950 restricted shares and 871,550 extraordinary restricted shares to its employees.
Participation in these plans is at the board’s discretion and subject to the consent of the individual receiving the grants.
Global Blue equity settled restricted share grants - RSA
Under this plan, participants are granted Company’s ordinary shares if they remain in the employment of the Company, and certain market and non-market conditions are met.
As for the vesting period, 25% of the RSAs vest on September 5, 2022, 25% on September 5, 2023, 25% on September 5, 2024 and 25% on September 5, 2025.

Grant date	10/12/2021	10/12/2021	10/12/2021	10/12/2021
Vesting date	9/5/2022	9/5/2023	9/5/2024	9/5/2025
Share price at grant date (USD)	6.6	6.6	6.6	6.6
Number of shares	133,238	133,238	133,238	133,238
Risk free interest rate	0.1%	0.2%	0.4%	0.6%
Fair value per share (USD)	5.5	5.5	5.5	5.5
The estimated fair value is calculated based on the share price as at grant date, adjusted using the probability of achievement of the market-based performance conditions. The estimated fair value is based on the assumption that the service condition and non-market performance condition will be fully met. The model inputs were the share price at grant date of USD6.6, expected volatility of 31 percent, and the risk free interest rate as stipulated in the table above. No dividend payments were considered in the fair value. At each reporting period during the vesting period, the Company reviews the non-market performance and service conditions and adjusts the number of shares expected to vest accordingly.
Equity settled extraordinary restricted share grants - ERSA
Under this plan, participants are granted Company’s ordinary share at the vesting date if they remain in the employment of the Company (service condition only).

Grant date	10/12/2021	10/12/2021
Vesting date	9/5/2022	9/5/2023
Share price at grant date (USD)	6.6	6.6
Number of shares	348,620	522,930
Risk free interest rate	0.1%	0.2%
Fair value per share (USD)	6.6	6.6

The estimated fair value is considered the share price as at grant date, based on the assumption that the service condition will be fully met. No dividend payments were considered in the fair value
All of these plans are equity settled in accordance with IFRS 2.
There were no modifications to the share-based plans reported in the consolidated financial statements as of March 31, 2021.
There was a change in the number of shares granted as a result of employees leaving Global Blue and the Company re-assessed its assumptions related to non-market conditions, given conditions that arose during the three-months to December 31, 2021. This resulted in a change to the number of shares for the calculation of the share based payment reserve:

	SOP	RSA
Number of shares as of April 1, 2021	8,456,527	475,491
Changes due to leavers and non-market conditions	(562,747)	(66,181)
New grants	—	1,404,500
Number of shares as of December 31, 2021	7,893,780	1,813,810

	SOP	RSA
Number of shares as of October 1, 2021	8,345,281	444,240
Changes due to leavers and non-market conditions	(451,501)	(34,930)
New grants	—	1,404,500
Number of shares as of December 31, 2021	7,893,780	1,813,810

(EUR thousand)	SOP	RSA	Total
Opening balance as of April 1, 2021	551	688	1,239
Charges to the income statement	580	1,924	2,504
Closing balance as of December 31, 2021	1,131	2,612	3,743

(EUR thousand)	SOP	RSA	Total
Opening balance as of October 1, 2021	1,037	1,403	2,440
Charges to the income statement	94	1,210	1,303
Closing balance as of December 31, 2021	1,131	2,612	3,743

NOTE 11    Loans and borrowings

(EUR thousand)		As of December 31	As of March 31
Interest-bearing loans and borrowings from credit institutions	Note	2021	2021	2020
Long-term financing - Term senior debt		—	—	634,267
Long-term financing - Senior debt facility		630,000	630,000	—
Capitalized financing fees		(6,845)	(8,255)	(9,672)
Revolving Credit Facility (RCF)		99,000	99,000	—
Other bank overdraft		893	111	1,081
Total		723,048	720,856	625,676
Short-term portion		893	111	1,081
Long-term portion		722,155	720,745	624,595
Total		723,048	720,856	625,676

(EUR thousand)	As of December 31			As of March 31
	2021			2021			2020
	Carrying value	Fair value	Effective interest	Carrying value	Fair value	Effective interest	Carrying value	Fair value	Effective interest
Term senior debt	—	—	n.a.	—	—	n.a.	625,507	613,220	3.61%
Senior debt facility	623,155	646,928	3.38%	621,745	640,836	3.18%	—	—	n.a.
Capitalized financing fees - RCF	—	—	n.a.	—	—	n.a.	(912)	(912)	n.a.
Revolving Credit Facility (RCF)	99,000	99,000	n.a.	99,000	99,000	n.a.	—	—	n.a.
Total non-current	722,155	745,928		720,745	739,836		624,595	612,308
Other bank overdraft	893	893	n.a.	111	111	n.a.	1,081	1,081	n.a.
Total current	893	893		111	111		1,081	1,081
Total	723,048	746,821		720,856	739,947		625,676	613,389

Security
First-ranking security has been provided in favor of the lenders under the new SFA. This security includes pledges on the assets of material subsidiaries of the Company at the time of the implementation of the transaction security, to the extent legally permitted and operationally practical. All debt being issued under the SFA ranks pari-passu.

(EUR thousand)	As of December 31	As of March 31
Security	2021	2021	2020
Pledge of shares of consolidated companies (net equity in subsidiaries)	196,377	236,808	93,743
Pledge of trade receivables, other current receivables, prepaid expenses and income tax receivable	24,016	17,609	94,286
Pledge of cash in hand	14,393	4,918	169,952

Bank overdrafts
Local credit facilities are available in certain jurisdictions and the facilities as of December 31, 2021 are limited to EUR18.2 million (EUR18.2 million as of March 31, 2021, EUR21.4 million as of March 31, 2020). The Local credit facilities may be subjected to restrictions and none of these local overdraft facilities were committed in nature.
Revolving Credit Facilities
The total drawings under the RCF as of December 31, 2021 were EUR99.0 million ( EUR99.0 as of March 31, 2021 and EUR0.9 million under the old RCF as of March 31, 2020). At this moment, Global Blue does not intend to repay the cash drawings under the RCF within the next 12 months.

NOTE 12    Deferred income tax assets and liabilities

(EUR thousand)	Three months ended December 31
	2021	2020	2019	2021	2020	2019
	Deferred income tax asset			Deferred income tax liability

Opening balance as of October 1	35,289	21,342	13,607	(13,581)	(25,860)	(41,795)
Tax (charge) / credit recognized in income statement	(101)	5,078	(564)	2,038	3,532	3,785
Exchange differences	96	401	(391)	(30)	354	(41)
Closing balance as of December 31	35,284	26,821	12,652	(11,573)	(21,974)	(38,051)

(EUR thousand)	Nine months ended December 31
	2021	2020	2019	2021	2020	2019
	Deferred income tax asset			Deferred income tax liability

Opening balance as of April 1	30,592	12,349	10,864	(19,582)	(34,564)	(49,376)
Acquisition of subsidiaries	—	—	—	(309)	—	—
Tax (charge) / credit recognized in income statement	4,880	14,198	1,797	8,291	12,776	11,304
Exchange differences	(188)	274	(9)	27	(186)	21
Closing balance as of December 31	35,284	26,821	12,652	(11,573)	(21,974)	(38,051)
The movement in the deferred income tax asset balance for both the three and nine months ended December 31, 2021 is primarily the result of deferred tax assets recognized on current year tax losses in the operating entities due to COVID-19 business downturn and their reversal due to the utilization of these losses against taxable profits of prior years. The movement on the deferred income tax liability in the same periods results from the reversal of taxable temporary differences recognized due to purchase price allocations in past acquisitions.
The entities that were profit-making prior to the pandemic are expected to recover gradually as international travel will resume and as further described in Note 17 (COVID-19 Considerations).

NOTE 13    Business combinations

On September 6, 2021, the Group purchased through numerous steps an additional 45.9% stake in Yocuda, a leading digital receipt provider based in the United Kingdom, for GBP3.0 million (EUR3.5 million). This resulted in an increase in its existing shareholding from 10.4% to 56.3% and obtaining control.
Fair value of net assets acquired and cash consideration paid in respect of acquisition of businesses in the nine months ended December 31, 2021 were as follows:

(EUR thousand)

Net assets acquired and consideration paid	Yocuda
Software	1,236
Trade and other receivables	323
Cash	510
Trade and other payables	(235)
Income tax payable	(29)
Provisions	(9)
Deferred tax liabilities	(309)
Deferred income	(11)
Fair value of assets and liabilities	1,476
Goodwill arising on acquisition	7,829
Fair value of previously held equity interest	(968)
Consideration payable	8,337
Satisfied by:
Cash consideration paid	(3,502)
Put option	(4,835)
Total consideration	(8,337)

Cash consideration paid	(3,502)
Cash acquired	510
Total net cash outflow	(2,992)

As part of the acquisition, Global Blue and the minority shareholders have entered into a symmetrical put and call agreement which gives each minority shareholder the right to sell and Global Blue the right to acquire all the shares currently controlled by the minority shareholders. Given that the pricing formula of the options makes it virtually certain that the options will be exercised in future, the Group has derecognized the non-controlling interest and instead recognized a financial liability of the estimated amount likely to be paid to the minority shareholders of EUR6.8 million, of which EUR4.8 million represents the nominal value of the shares and is included within the total consideration of the acquisition. The Group has recognized the remaining incremental value of EUR2.0 million as remuneration expense as the floor value included in the pricing formula of the put option represents a benefit to the minority shareholders who will continue rendering services through their remaining involvement in Yocuda as managers.
The fair value of the put option was derived using an option pricing methodology (Monte Carlo simulations) based on revenue distribution and is categorized as Level 3 within the fair value hierarchy due to unobservable inputs utilized in the valuation. The Group recognized EUR0.4 million of accretion expense for the nine months ended December 31, 2021 associated with put options issued in conjunction with this acquisition, based on the discount rate of 21.6%.
Yocuda has been fully consolidated for the period September 6, 2021 to December 31, 2021 and in this period has not contributed any material results. The results from operations, had Yocuda been acquired at the beginning of the annual reporting period, are also not material.
The goodwill acquired represents synergies arising from Yocuda’s inherent value of its workforce and its capacity to develop future customer relationships and new technology. The goodwill is not expected to be deductible for tax purposes.
The key and sole intangible asset identifiable separately from goodwill is Yocuda’s technology with a fair value of EUR1.2 million as at the acquisition date. The fair value has been calculated using an average of fair value obtained through the Relief-from-Royalty approach and the Replacement Cost approach. The key assumptions used for the fair value calculations are as follows:
•Royalty rate used in the Relief-from-Royalty method of 10.5%.
•A discount rate of 15% has been applied to determine the replacement cost.

Prior year acquisitions
ZigZag
On March 19, 2021, the Group acquired 100% of the share capital of ZigZag Global Ltd., a UK-based company operating in the e-commerce sector for a total consideration of EUR66.4 million. Details of this business combination were disclosed in Note 37 of the Group’s financial statements for the year ended March 31, 2021.
The Group recognized EUR0.8 million of accretion expense for the nine months ended December 31, 2021 associated with put options issued in conjunction with the acquisition, based on the discount rate of 14.5%.
The fair value of the contingent consideration has been reassessed as of December 31, 2021 and valued at nil. This is due to a delay in the implementation plan which leads to a shift of timing of cash flows outside the earn-out period and thus the earn-out is no longer expected to be paid out based on the results during the period. The gain on the change in fair value of EUR9.6 million has been recorded in operating expenses in the income statement.

NOTE 14    Fair value of financial assets and liabilities not measured at fair value

In case of the following short-term financial instruments the carrying amount is a reasonable approximation of the fair value:
a.Trade receivables
b.Other current receivables
c.Income tax receivables

d.Prepaid expenses
e.Trade payables
f.Other current liabilities
g.Accrued liabilities
h.Current income tax liabilities
The fair value of the other non-current other receivables does not differ significantly from the book value. The major part of the non-current other receivables is related to deposits paid for rental of different facilities.
Non-current loans and borrowings include the Senior term debt of which the fair value is disclosed in Note 11 and is categorized as Level 2 within the fair value hierarchy.
Movements in the fair value of these instruments were immaterial, and there were no transfers between fair value hierarchy levels during the nine months ended December 31, 2021.
Other long term liabilities include the put options related to the Yocuda and ZigZag acquisitions (Note 13). These have been valued at fair value using an option pricing methodology (Monte Carlo simulations) based on revenue and projected gross profit distribution respectively and are categorized as Level 3 within the fair value hierarchy due to the unobservable inputs utilized in the valuation.
The fair value of the contingent consideration related to the ZigZag acquisition (Note 13) has been reassessed as of December 31, 2021 and valued at nil. This is due to a delay in the implementation plan which leads to a shift of timing of cash flows outside the earn-out period and thus the earn-out is no longer expected to be paid out based on the results during the period. There has been no other change in the unobservable inputs during the nine months ended December 31, 2021.
The following table presents the changes in Level 3 instruments:

(EUR thousand)	Put options	Contingent consideration
Opening balance as of April 1, 2021	7,423	9,618
Loss recognized in income statement	289	—
Exchange differences	(49)	(63)
Balance as of June 30, 2021	7,663	9,555
Acquisition of subsidiaries	6,792	—
Loss / (Gain) recognized in income statement	267	(9,585)
Exchange differences	(107)	30
Balance as of September 30, 2021	14,615	—
Loss recognized in income statement	714	—
Exchange differences	446	—
Closing balance as of December 31, 2021	15,775	—
Warrant liabilities are disclosed in Note 15. The fair value of the private and public warrants is categorized as Level 2 and Level 1, respectively, in the fair value hierarchy.

NOTE 15     Warrants

There were no warrants issued or exercised in the nine months ended December 31, 2021 (issued 30,849,974 and exercised 101,100 for the nine months ended December 31, 2020). There were no warrants existing in the comparative period presented as of December 31, 2019.
The outstanding warrants for the nine months ended December 31, 2021 amount to 30,735,950 (30,748,874 for the nine months ended December 31, 2020) with a fair value of EUR17.8 million (EUR32.9 million for the nine months ended December 31, 2020) There were no outstanding warrants in the comparative period presented as of December 31, 2019.
The Company has employed a Black-Scholes pricing model to estimate the fair value of the Private Warrants issued on August 28, 2020, notably the fair value of the call option inherent in the Private Warrants, using as key inputs the Company’s share price, risk-free rate, implied Public Warrant volatility, the warrants’ maturity, and the Public Warrants’ market price, categorized as Level 2 in the fair value hierarchy (fair value EUR6.7 million).
The Company measured the public warrants at fair value by using the Euro equivalent of the closing price of warrants at NASDAQ, categorized as Level 1 in the fair value hierarchy (fair value EUR11.1 million).

	Nine months ended December 31
Number of warrants	2021	2020 Restated	2019
Opening balance as of April 1	30,735,950	—	—
Issuance of warrants	—	30,849,974	—
Exercises of warrants	—	(101,100)	—
Closing balance as of December 31	30,735,950	30,748,874	—

	Three months ended December 31
Number of warrants	2021	2020 Restated	2019
Opening balance as of October 1	30,735,950	30,849,974	—
Issuance of warrants	—	—	—
Exercises of warrants	—	(101,100)	—
Closing balance as of December 31	30,735,950	30,748,874	—

(EUR thousand)	Nine months ended December 31
Warrant liabilities	2021	2020 Restated	2019
Opening balance as of April 1	30,979	—	—
Issuance of warrants	—	20,196	—
Exercises of warrants	—	(64)	—
Change in fair value of warrants	(13,157)	12,791
Closing balance as of December 31	17,822	32,923	—

(EUR thousand)	Three months ended December 31
Warrant liabilities	2021	2020 Restated	2019
Opening balance as of October 1	17,244	18,275	—
Issuance of warrants	—	—	—
Exercises of warrants	—	(64)	—
Change in fair value of warrants	578	14,712
Closing balance as of December 31	17,822	32,923	—

NOTE 16    Shareholders of Global Blue Group Holding AG

	Shareholders of Global Blue Group Holding AG
	as of December 31, 2021
	Ordinary shares	Preference shares	Total	Ownership (3)	Warrants

Silver Lake and Affiliates (1)	97,258,598	11,970,487	109,229,085	55.1%	6,548,415
Partners Group and Affiliates (2)	40,129,828	4,939,137	45,068,965	22.7%	2,701,935
Ant Group	12,500,000	—	12,500,000	6.3%	—
Tom Farley	3,723,363	—	3,723,363	1.9%	—
Management	4,297,259	774,753	5,072,012	2.6%	—
EBT	1,086,280	104,135	1,190,415	0.6%	516,317
GB Directors, Executive Management & Other Employees	9,106,902	878,888	9,985,790	5.0%	516,317
Other Shareholders	21,539,634	—	21,539,634	10.9%	20,969,283
Total excl. GB Group	180,534,962	17,788,512	198,323,474	100.0%	30,735,950
GB Group	12,000,000	—	12,000,000		—
Total incl. GB Group	192,534,962	17,788,512	210,323,474		30,735,950

	Shareholders of Global Blue Group Holding AG
	as of March 31, 2021
	Ordinary shares	Preference shares	Total	Ownership (3)	Warrants
Silver Lake and Affiliates (1)	98,017,072	11,970,487	109,987,559	55.5%	6,548,415
Partners Group and Affiliates (2)	40,442,783	4,939,137	45,381,920	22.9%	2,701,935
Ant Group	12,500,000	—	12,500,000	6.3%	—
Tom Farley	3,723,363	—	3,723,363	1.9%	—
Management	4,297,259	774,753	5,072,012	2.6%	—
EBT	1,086,280	104,135	1,190,415	0.6%	516,317
GB Directors, Executive Management & Other Employees	9,106,902	878,888	9,985,790	5.0%	516,317
Other Shareholders	20,468,205	—	20,468,205	10.3%	20,969,283
Total excl. GB Group	180,534,962	17,788,512	198,323,474	100.0%	30,735,950
GB Group	7,000,000	5,929,477	12,929,477		—
Total incl. GB Group	187,534,962	23,717,989	211,252,951		30,735,950

	Shareholders of Global Blue Group Holding AG
	as of March 31, 2020
	Ordinary shares	Preference shares	Total	Ownership (3)	Warrants
Global Blue Holding LP	40,000,000	—	40,000,000	100.0	—
Total excl. GB Group	40,000,000	—	40,000,000	100.0%	—
GB Group	—	—	—		—
Total incl. GB Group	40,000,000	—	40,000,000		—

(1) - Corresponds to SL Globetrotter L.P.
(2) - Corresponds to Global Blue Holding LP (which is controlled by Silver Lake) and shares directly held by Partners Group
(3) - Excludes GB Group

Ordinary shares
For the nine months ended December 31, 2021, there was no change in the conditions for the Ordinary shares. Please refer to Note 9 for details.
Preference shares
For the nine months ended December 31, 2021, there was no change in the conditions for the Put/Call Options, redemption or liquidation of the Preference shares. Please refer to Note 9 for details.
Warrants
For the nine months ended December 31, 2021, there was no change in the conditions for the Warrants. Please refer to Note 15 for details.

NOTE 17    COVID-19 Considerations
Impact on Global Blue
The COVID-19 pandemic and the related preventative measures, as well as the associated curtailment of international travel and diminished economic activity, have negatively impacted Global Blue’s business and recent results of operations and financial condition.
Following the approvals of various COVID-19 vaccines, progressive vaccination and the introduction of the COVID-19 certificates, international travelling started to gradually re-open and consequently, shops started to see international travelers back requesting their Tax Free Forms, with the exception of Asia, where inbound and outbound travelling still observes a number of restrictions.
Global Blue has adopted a wide range of short-term measures to reduce its monthly cash expenditures while still maintaining core internal functions, serving clients who remain active and preserving the ability to ramp-up operations to capture volume rebound. These short-term measures included the following impacts to personnel and non-personnel costs:
Personnel costs:
Depending on the jurisdiction, Global Blue furloughed staff or has reduced working hours and, in parallel, has applied for employee salary support schemes introduced by certain governments. Such schemes allow companies to place employees on paid leave or on reduced working hours, with the difference to an employee’s ordinary salary being partially reimbursed by the respective government. In countries in which no such employee salary support schemes were available, Global Blue required personnel to take (partially paid or unpaid) leave or reduced its workforce. These personnel decisions varied based on function, country, and seniority. In addition, members of senior management agreed to temporary salary cuts.
Non-personnel costs:
Global Blue renegotiated contracts with business partners and reduced local-level third-party employment or advisory services. Global Blue also prohibited any but essential business-related travel, reduced promotional activities and postponed non-strategic new technology expenditures. In addition, where available, Global Blue adhered to any tax holidays provided by relevant governments, allowing Global Blue to postpone certain tax payments.
Global Blue’s average monthly Fixed Adjusted Operating expenses (Operating expenses excluding exceptional items and depreciation and amortization) for the nine months ended December 31, 2021 was EUR8.4 million.
Liquidity and Capital Resources
Liquidity describes the ability of a company to generate sufficient cash flows to meet cash requirements of its business operations, including working capital needs, capital expenditure, debt interest and service, acquisitions, other commitments, and contractual obligations. Historically our principal sources of liquidity include cash flow from operating activities, cash and cash equivalents on our statement of financial position and amounts available under our revolving credit facilities, bank overdraft facilities and the Supplemental Liquidity Facility. We consider liquidity in terms of the sufficiency of these resources to fund our operating, investing, and financing activities for a period of 12 months. The objective of our capital management is to have sufficient liquidity and to stay within financial and maintenance covenants in order to fulfil our obligations to our creditors.
Our cash flow from operating activities is generated primarily from revenue from VAT refunds. Revenue is generated when an international shopper is refunded, which at first triggers a cash outflow. The cash outflow mirrors a subsequent collection of VAT by Global Blue and payment of revenue share by Global Blue to merchants, which can take several weeks and months, respectively, until cash is received. As a result, we experience cash flow seasonality throughout the year, with a larger net working capital need (and corresponding cash outflow) during the summer months, when international shoppers travel more frequently.
In periods of travel disruptions, such as the ongoing COVID-19 pandemic, Global Blue’s cash generation during the first few months increases as a result of (i) a reduction in cash outflow for VAT refunds to international shoppers and (ii) cash inflow from short-dated VAT receivables from merchants and tax authorities for the full VAT associated with earlier refunded TFS transactions. Assuming a longer travel disruption, the cash balance is expected to gradually decrease as a result of (i) the lack of cash inflow from TFS processing fees due to the lack of new TFS transactions, (ii) cash outflows for monthly expenditures and to settle longer-dated merchant payables and (iii) monthly cash expenditures.
Once the COVID-19 pandemic subsides and international travel and global economic activity resumes, Global Blue might experience rapid volume growth (assuming a quick recovery to pre-pandemic levels), which would lead to a temporary surge of its net working capital and liquidity needs. We expect this would be funded through cash and cash equivalents on our statement of financial position and bank overdraft facilities.
The Company requires and will need significant cash resources to, among others, fund its working capital requirements, make capital expenditures, meet debt service requirements and interest payments under its indebtedness, fund general corporate uses, and, in certain cases, expand its business through acquisitions. Future capital requirements will depend on many factors, such as the pace at which government policies change (i.e., new TFS countries, reduction in minimum purchase amounts), spending on product roll-out, and changes in consumer demand linked to relative foreign exchange movements. The Company has made no firm commitments with respect to future investments. The Company could be required or could elect to seek additional funding through public or private equity or debt financings, however additional funds may not be available on terms acceptable to the Company, or at all.
As of December 31, 2021, the Company had cash and cash equivalents of EUR89.1 million, which were predominantly held in Euro. As of December 31, 2021, the Company had EUR723.0 million of interest-bearing loans and borrowings recorded on its statement of financial position, consisting of EUR623.2 million in long-term financing (borrowings of EUR630.0 million less EUR6.8 million of capitalized financing fees), EUR99.0 million drawn on the revolving credit facility and EUR0.9 million in other bank overdraft facilities. Global Blue has additional liquidity of EUR85.2 million comprising of EUR66.2 million equivalent of capacity on a committed Supplemental Liquidity Facility (USD75.0 million funded by certain selling shareholders), EUR18.2 million of uncommitted local credit lines and RCF availability of EUR0.8 million.

Global Blue’s trade payables increased from EUR147.5 million as of March 31, 2021 to EUR175.2 million as of December 31, 2021. Of the remaining December 31, 2021 balance, EUR66.4 million represents payables to merchants for revenue shares generally subject to those merchants having settled their respective outstanding VAT receivables or representing a credit for merchants to buy Global Blue’s marketing and BI services. In addition, EUR72.9 million represents a payable related to unsuccessful refunds (i.e., payments to international shoppers that have not been completed successfully and thus the amounts remain unclaimed). As a result of this payable having been accumulated over multiple years and based on past experience, Global Blue does not expect its unsuccessful refunds balance to fluctuate in the coming 12 months in a manner that would be material to its overall liquidity position.
Global Blue’s trade receivables increased from EUR31.3 million as of March 31, 2021 to EUR95.6 million as of December 31, 2021, mainly due to increased business activities with additional VAT receivables to merchants. In the initial months following travel disruptions such as the ongoing COVID-19 pandemic, Global Blue generates cash from collecting near-term VAT receivables from merchants and tax authorities for the full VAT associated with earlier refunded TFS transactions. The Company believes that its cash and cash equivalents, the Supplemental Liquidity Facility and our local credit lines will be sufficient to meet liquidity needs and fund necessary capital expenditure for at least the next 12 months from the date of these financial statements. Given the near-term impacts of the COVID-19 pandemic, and that the exact timing of the revenue recovery to pre-COVID-19 levels are based on the uncertainties of the pandemic and related macro effects as opposed to company-specific factors, Global Blue considered a range of potential recovery scenarios in formulating this view.
In scenarios wherein the low volume environment persists, Global Blue took into account its current run-rate monthly cash expenditure of approximately EUR12.9 million (Fixed Adjusted Operating Expenses EUR8.4 million , Capital Expenditures EUR1.7 million, Lease payments EUR1.0 million and Interest EUR1.7 million ), as well as the fact that while certain short-term cost savings initiatives are associated with government schemes that have started to expire or will expire over the coming months (unless they are extended), management’s permanent cost-savings will partially offset the expiration of these schemes and therefore keep the monthly expenditures materially below the EUR19.7 million pre-COVID-19 level.

NOTE 18    Events after the reporting period
No events occurred after the reporting period.